FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

The following documents are included in this Form 6-K and are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):

1.	The Registrant’s Annual Report to shareholders for the financial year ended December 31, 2003 (which includes financial statements and Management’s Discussion & Analysis);

2.	Notice of Meeting;

3.	Information Circular; and

4.	Proxy.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: April 6, 2004	By:	/s/ Douglas H. Murray Douglas H. Murray Assistant Corporate Secretary

All figures are in Canadian dollars, unless otherwise stated

The Westaim Corporation invests in high-potential businesses targeting large commercial markets. Its two technology investments, NUCRYST Pharmaceuticals and iFire Technology, aim to be dominant players in their respective fields.

NUCRYST is one of the first companies to successfully launch a medical product based on nanotechnology. Today, the company’s wound care products are sold around the world and NUCRYST is actively developing new pharmaceutical products to address a wide range of diseases.

iFire Technology’s goal is to produce a truly affordable large sized, flat panel high-definition television. The inherent simplicity of its proprietary technology gives iFire a potential 30 to 50 per cent manufacturing cost advantage over other flat panel technologies. Expected to reach the market in 2006, iFire’s flat panel TVs will meet or exceed the performance quality of the best available products.

Message to Shareholders

2003 was an exciting year for Westaim. We made important decisions to make the company stronger, and our two technology businesses, NUCRYST Pharmaceuticals and iFire Technology, met or exceeded the milestones set at the beginning of the year.

Last year we undertook a thorough review of our businesses and our strategy to maximize shareholder value. A special committee of the board led the process with the assistance of various consultants, including financial advisors GMP Securities Ltd. and CIBC World Markets. This comprehensive review reaffirmed the Board’s commitment to NUCRYST and iFire and sharpened our strategies to realize the true potential of these investments.

At December 31, 2003, we had $68.1 million in cash and short-term investments and no debt. Early in 2004 we acted to streamline our business and focus our resources on NUCRYST and iFire. In January 2004, we further strengthened our balance sheet by selling our aerospace coatings division, Westaim Ambeon, for $35 million. We are now extremely well positioned to realize the full potential of our technologies.

A strategic review reaffirmed the Board’s commitment to NUCRYST and iFire and sharpened our strategies to realize the true potential of these investments

iFire should have an estimated 30 to 50 per cent cost advantage in both capital and module costs in a mature manufacturing environment

IFIRE TECHNOLOGY

iFire Technology is fast approaching the beginning of the commercialization stage for its flat panel technology. The substantial technology achievements made in 2003 will allow iFire to shift its focus from R&D to pilot manufacturing in 2004.

In only three months at the end of 2003, iFire scaled its flat panel display from 17 inches to 34 inches. More than tripling of the viewable size of a working flat panel prototype in such a short period of time demonstrates the simplicity of the iFire™ display technology. iFire’s 34-inch color prototype display is truly high-definition, with a 1280 by 768 pixel format, and is the largest flat panel ever produced using inorganic electroluminescent technology. iFire expects to initially target the mid-30-inch screen size segment of the market for two primary reasons. First, industry analysts predict this segment will reach approximately US$19 billion in value by 2006, and second, the segment is not well served by either liquid crystal displays (LCD) or plasma display panels (PDP).

To support our premise that an iFire™ display can be produced at a much lower cost than other flat panel technologies, iFire commissioned an independent study in 2003 to compare its manufacturing model against both LCD and PDP. Conducted by Industrial Design and Construction (IDC), a highly respected engineering firm involved in high-technology facilities design, construction, maintenance and operations, the study developed models of a mature Generation 6 manufacturing environment for all three technologies. Based on the model assumptions, calculations indicate iFire could have an estimated 30 to 50 per cent advantage in both capital and module costs. IDC is a subsidiary of CH2M Hill Companies Ltd. and is actively involved in the design and construction of flat panel manufacturing facilities in Asia.

iFire anticipates that its first consumer products will be available in 2006

Technological and process advancements, including the development of the single phosphor Color-by-Blue™ method, are further contributing to iFire’s manufacturing cost advantage. This breakthrough was made possible by efficiency improvements to iFire’s proprietary blue phosphor. Now, instead of using three phosphor materials (one each for red, green, and blue), only the blue material is used, and the red and green colors are generated by applying iFire’s low-cost color conversion materials. This important advancement has hastened iFire’s development pace and further increased its cost advantage over other flat panel technologies by making a relatively simple process even simpler.

iFire benefitted greatly last year from ongoing work with its two major technology collaboration partners, Sanyo Electric Co., Ltd. and Dai Nippon Printing Co., Ltd. (DNP).

In early 2003, iFire entered into a development relationship with DNP, a large Japanese company with more than 15 years’ experience in flat panel display manufacturing and in supplying and supporting the flat panel industry, to begin work on larger, mid-30-inch sized displays. iFire’s previous technology collaboration agreement with Sanyo was also expanded to include mid-30-inch flat panel display development work.

Using an existing facility in Japan, DNP began to develop the front-end manufacturing processes for iFire’s thick-film dielectric electroluminescent (TDEL) display technology. Once the front-end processes are completed by DNP, the panels are then shipped to iFire’s facility in Toronto where back-end processes such as the deposition of blue phosphor, column electrodes, and color conversion layers, as well as electronics assembly, are completed.

In early 2004, iFire expanded this joint development agreement with DNP to include pilot production of mid-30-inch screen size television modules. The agreement supplements the significant contribution already made by DNP and allows iFire to proceed with confidence as it moves into pilot production and on to commercial volume manufacturing.

Pilot production is intended to confirm iFire’s low-cost manufacturing model and to serve as a blueprint for a larger, full-volume production facility. Upgrading of the Toronto facility to accommodate the required tools for pilot production is underway and will be complete by the end of 2004 or early 2005, with product-quality displays being produced in 2005. Following pilot production, iFire expects to form commercial ventures with manufacturing partners to build and operate large-volume facilities that will produce high-definition flat panel modules for the TV market. iFire anticipates that its first consumer products will be available in 2006.

Our agreement with DNP allows iFire to proceed with confidence as it moves into pilot production and on to commercial volume manufacturing

NUCRYST PHARMACEUTICALS

NUCRYST is a leader in the emerging field of nanotechnology. The company was an early entrant in this fast-growing sector and in 1998 became one of the first companies to successfully market products based on nanotechnology. Its wound care products, based on a proprietary nanocrystalline silver technology, are today a rapidly growing and profitable business. In 2003, the SILCRYST™ Division generated a profit of $8.0 million. Profits from this division help offset the costs associated with its efforts to develop pharmaceutical products to treat diseases involving infection and/or inflammation.

In 2003, NUCRYST completed a Phase 1 safety trial and began its first Phase 2 human clinical trials for its investigational drug (NPI 32101), a topical cream formulation of its nanocrystalline silver. NPI 32101 is being studied for atopic dermatitis, a form of eczema. NUCRYST expects preliminary results from this first Phase 2 trial before the end of 2004. Once the results of this study are analyzed, NUCRYST plans to conduct additional clinical studies to expand on this initial study and will continue to examine other pharmaceutical uses that are ideally suited for its nanocrystalline technology.

NUCRYST’s partnership with Smith & Nephew plc, which has the largest focused wound care sales force in the world, continued to expand, resulting in increases in both royalty and manufacturing revenue from Acticoat™ dressings. Initially introduced in North America, these dressings are now being sold in Europe, where Smith & Nephew has regulatory approval to make strong claims about Acticoat™ dressings’ ability to destroy bacteria in wounds and its ability to facilitate wound healing. Acticoat™ dressings, now sold in 27 countries by Smith & Nephew, continue to penetrate the worldwide serious wound market with sales to end users growing at least 50 per cent year-over-year since 2001. We anticipate further sales growth as Smith & Nephew targets new indications, including the large chronic wound market.

WESTAIM AMBEON

Westaim Ambeon, our coating materials division, generated $2.0 million in earnings from core operations in 2003, compared with $2.6 million in 2002. Ambeon also recorded $1.0 million in earnings in 2003 from a one-time, non-recurring contract, compared with $6.4 million in 2002. Ambeon’s results in 2003 were adversely affected by near record-high commodity prices and a rising Canadian dollar. While Ambeon continued to be profitable, we divested our interests to a strategic buyer in order to best realize the full value of this business for our shareholders and to concentrate on the commercialization of Westaim’s core businesses, NUCRYST and iFire.

On behalf of Westaim’s Board of Directors, I extend thanks to our employees for their ongoing commitment and outstanding performance in 2003.

Sincerely,

Signed

Barry M. Heck, President & CEO

iFire Technology

The battle for consumers’ flat panel television dollars has only just begun.

Hang-on-the-wall TVs, once only a dream of a distant future, are now a reality. Currently, consumers have a choice between two flat panel technologies; liquid crystal displays (LCD) and plasma display panels (PDP). Both have made steady improvements in quality, but still remain far from affordable for most consumers. But soon, consumers will have a third technology to choose from – one that is poised to challenge the dominance of LCD and PDP.

This new technology, developed by iFire Technology and called thick film dielectric electroluminescent (TDEL), is in the final stages of development and moving rapidly toward commercialization.

iFire’s proprietary TDEL is a low-cost, high-performance alternative to both LCD and PDP. TDEL has a potential 30 to 50 per cent manufacturing cost advantage when compared to the other two flat panel technologies due to the display’s simpler structure and fewer, less complex, processing steps.

Together with partners, iFire’s strategy is to become the dominant supplier of high-definition display modules for large-screen flat panel televisions. iFire will initially target the mid-30-inch television market, a market that is currently not served well by the existing LCD or PDP technologies.

Projected Worldwide TV Shipments

PARTNER COLLABORATION

iFire’s TDEL technology has attracted the attention of major industry players from around the world. iFire has a non-exclusive technology collaboration agreement with Sanyo Electric Co., Ltd. and, in early 2003, added Japan’s Dai Nippon Printing Co., Ltd. (DNP) as a development partner to help scale its displays from 17 inches in size to 34 inches. In January, 2004, iFire and DNP expanded this relationship to include financing for pilot production.

Collaborations with Sanyo and DNP have been extremely beneficial, resulting in display improvements and achievements. Most notably, iFire produced a defect-free 17-inch prototype and proved the simplicity of the technology by producing its first high-definition 34-inch full-color prototype in its research and development facility.

MARKET OPPORTUNITY

iFire™ displays are ideally suited for large-screen consumer television applications, where video performance standards are demanding and affordability is critical for significant market penetration.

iFire sees a major market opportunity for a flat panel alternative to existing technologies. iFire’s low-cost and high-performance advantages give it the competitive edge required to gain significant market share. In 2006, the market for TVs greater than 25 inches in size is anticipated to be US$59 billion, with 31- to 40-inch TVs accounting for approximately US$19 billion. Even in this larger screen size segment, the cathode ray tube (CRT) is still expected to be the dominant technology in 2006. This will be the initial target market for iFire.

In 2006, the market for TVs greater than 25 inches in size is anticipated to be almost US$59 billion and the cathode ray tube (CRT) is still expected to be the dominant technology

The iFire Advantage

Feature	Advantage
Screen size	Scalable in high-definition resolution from 25- to 50-inch screen sizes
Thickness	Thinner panel than PDP and LCD
Low-cost manufacturing	Projected 30 to 50 per cent manufacturing cost advantage over other flat panel technologies
Power consumption	Comparable to a CRT in power consumption
Color quality and saturation	Excellent color quality and high color saturation
Video response speed	Fast response rate (less than 2 milliseconds)
Viewing angle	Unrestricted, 170-degree conical viewing angle

THE INDUSTRY

The intensity of the race between LCD and PDP to become the dominant flat panel display technology was evident in 2003 as billions of dollars in R&D, future manufacturing factories and technology improvements were announced by a handful of industry players, especially those involved in LCD. While prices have come down, consumers have yet to see the long-promised combination of high performance at a reasonable cost. Flat panel displays continue to remain a niche consumer product and the flat panel landscape is becoming defined by the inherent technological challenges faced by LCD and PDP.

As LCD size increases, production costs go up, making larger sizes more expensive to manufacture. To economically produce large screen size LCD displays requires a multi-billion dollar capital investment. With demand for desktop monitors growing and an increasing market for smaller flat panel TVs, LCD producers will continue to produce smaller sizes where the technology can be manufactured with lower costs and in higher yields.

For PDP manufacturers, the primary challenge is making displays smaller. As display sizes decrease, so does the size of the pixels. For PDP, this makes native resolution high definition in displays in the 30- to 40-inch range more difficult to achieve. Therefore, many PDP manufacturers are concentrating on displays larger than 42 inches in size.

This leaves a tremendous initial opportunity for iFire: the lucrative mid-30-inch size segment.

iFire’s patented thick-film dielectric electroluminescent approach reduces manufacturing steps, permits less-expensive manufacturing facilities, and is less susceptible to clean-room contamination

THE IFIRE ADVANTAGE

iFire’s goal is to manufacture high-definition flat panel television modules at a cost well below that of similarly sized LCD models. In 2003, iFire commissioned an independent study by Industrial Design and Construction (IDC), the industrial design group of CH2M Hill Companies Ltd., to compare its manufacturing model against both LCD and PDP. Ranked as the number one engineering design firm for manufacturing facilities by Engineering News Record, IDC is the leading industrial design firm for the design of electronics and flat panel display manufacturing facilities. The study developed a cost model for all three technologies as a Generation 6 format manufacturing facility – the largest flat panel format in use. Based on the assumptions used in the model, the calculations indicated that in a mature Generation 6 manufacturing environment, iFire could have as much as a 30 to 50 per cent advantage in both capital and module costs. The model indicates that this advantage is primarily due to the iFire™ display’s simpler structure and process.

PERFORMANCE ADVANTAGES

In addition to cost advantages, TDEL provides iFire™ displays with high-definition resolution, fast video response time, unrestricted viewing angles, as well as superior video performance and color saturation.

Inherent Simplicity

COLOR-BY-BLUETM method, a new process developed in 2003, improves image quality and manufacturing yield

LOW-COST MANUFACTURING

iFire’s patented thick-film dielectric electroluminescent approach reduces manufacturing steps, permits less-expensive manufacturing facilities, and is less susceptible to clean-room contamination. LCD relies on complicated, highly precise thin-film manufacturing processes that are expensive and defect-sensitive. For large-area LCDs, the increased complexity of the manufacturing process reduces manufacturing yield and increases production costs, making a low-cost display more difficult to produce.

SIMPLE STRUCTURE

iFire’s simple solid-state architecture, combined with its patented thick-film dielectric material and manufacturing processes, enables full-color video imaging, insensitivity to operating temperature extremes, scalability and low-cost manufacturing.

¥	LOW-COST SUBSTRATE

iFire uses a standard low-cost glass substrate, further reducing the cost of materials.

¥	COLOR-BY-BLUE” METHOD

In 2003, iFire developed a simple manufacturing process called the Color-by-Blue™ method. It further reduces manufacturing costs, requires even fewer processing steps, reduces manufacturing cycle time and offers easier phosphor deposition and better uniformity control, all of which will improve manufacturing yield. The Color-by-Blue™ method uses color conversion materials to convert light from iFire’s base blue phosphor into the other two

Simple, all solid-state structure provides high performance, fast response time and wide viewing angles, all at a low manufacturing cost necessary primary colors, red and green, achieving superior luminance and color, as well as high-contrast, improved gray-scale rendition and exceptional color uniformity across the panel.

¥	SCREEN PRINTING

Screen printing is a simple and low-cost manufacturing method well suited for volume manufacturing. iFire uses screen printing techniques in key process steps, including iFire’s patented thick-film dielectric layer.

¥	LARGE INTEGRATED FILTER TECHNOLOGY

iFire made further cost-reducing advancements in 2003 by developing its new Large Integrated Filter Technology, which removes the need to apply a secondary filter in order to achieve TV-quality color and contrast. This eliminates an added cost for TV manufacturers.

The simple structure of the iFireTM display means fewer process steps, leading to smaller and less costly manufacturing facilities

Path to Market

COMMERCIALIZATION

In conjunction with DNP, iFire is planning to demonstrate the low-cost manufacturing model through pilot production. Pilot manufacturing tools are expected to be delivered in 2004, with product-quality panels from this pilot line expected in 2005.

Pilot manufacturing is the first step toward volume production, which is planned for 2006 in conjunction with industry partners. With iFire entering the final stages of development and poised to begin commercial manufacturing, the flat panel display landscape is set to change again with consumers finally having an affordable, high-quality, flat panel option.

NUCRYST Pharmaceuticals

As medical science makes large advances to battle diseases and improve our quality of life, some answers will come from thinking small – as small as a few billionths of a meter. That small thinking is called nanotechnology and it’s already helping people today.

Nanotechnology has only begun to show its vast potential. NUCRYST Pharmaceuticals is a pioneer in this new frontier with one of the first commercially successful medical products based on nanotechnology. Building on its profitable line of wound care products, NUCRYST is now developing pharmaceutical products with its nanocrystalline noble metal platform technology to treat diseases involving infection and/or inflammation. Within our lifetime, nanotechnology will contribute to medical breakthroughs that will significantly impact our lives.

PROFITABLE, SUCCESSFUL, CLINICALLY PROVEN WOUND CARE PRODUCTS

While most medical nanotechnology companies are still in early-stage laboratory research, NUCRYST has been successfully selling products using its proprietary nanocrystalline technology since 1998.

The first product – Acticoat™ burn dressing with SILCRYST™ nanocrystalline silver coating – is today part of a larger product family that includes the Acticoat™ 7 dressing, which is designed to provide protection from infection for up to seven days, and Acticoat™ Absorbent, an alginate dressing that absorbs excess fluid and maintains a moist wound bed for optimal wound healing.

NUCRYST is a pioneer in medical nanotechnology and has been successfully selling wound care products using its proprietary nanocrystals since 1998

Sales of the ActicoatTM family of dressings have increased by at least 50 per cent each year for the past five years

Bacterial Reduction – SILCRYST™ coatings have demonstrated an unsurpassed antimicrobial spectrum and kill rate in in vitro studies, eradicating more than 150 pathogens, including drug-resistant “superbugs” such as MRSA and VRE.

Fluid Management – Serious and chronic wounds can have different degrees of exudate levels ranging from low to very high. SILCRYST™ coatings are applied to a variety of Acticoat™ dressing materials with different degrees of absorbency to assist in the management of wound exudates while helping to maintain an optimally moist wound-healing environment.

Sustained Release Equilibrium (steady state concentration) – SILCRYST™ coatings provide up to seven days of antimicrobial activity by releasing silver over an extended period of time.

Non-Adherent – Acticoat™ products’ easy-to-use design allows for pain-free removal without disruption of the wound bed, reducing time and costs for health care professionals while improving patient comfort.

In 2001, NUCRYST partnered with Smith & Nephew plc to significantly expand the reach of Acticoat™ products. With the world’s largest wound care-focused sales force, Smith & Nephew is regarded as the global leader in advanced wound care and has made Acticoat™ products one of its fastest growing brands. Today, Acticoat™ products are sold in 27 countries. NUCRYST owns all patents and intellectual property for SILCRYST™ nanocrystalline silver coatings and is the exclusive manufacturer of all Acticoat™ products for Smith & Nephew. The two companies continually work together to expand the wound care product line.

Sales of the Acticoat™ family of dressings with SILCRYST™ coatings have increased by at least 50 per cent each year for the past five years. Collectively, revenue to NUCRYST from these products has increased 14-fold, from US$800,000 in 1998 to US$11.4 million in 2003. Anticipation of continued sales growth through deeper penetration in existing markets, additional product offerings and geographic expansion led NUCRYST to increase its manufacturing and packaging capacity by 50 per cent in 2003 to meet existing and near-term demand for Acticoat™ products. Under the agreement with Smith & Nephew, in addition to royalties and manufacturing payments, NUCRYST is eligible for up to US$55.5 million in milestone payments for certain regulatory and sales achievements. To date, NUCRYST has received US$4 million of these payments, including US$3 million received in 2003, and expects to earn the additional milestone payments as sales and revenue continue to increase.

Acticoat™ is a trademark of Smith & Nephew plc

SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.

Development Path

NUCRYST’s proven, experienced team has worked in every pharmaceutical area including drug R&D, sales and marketing, clinical studies, manufacturing and regulatory compliance

RISK-MANAGED PHARMACEUTICAL DEVELOPMENT PATH

The strong revenue and profit path created by the SILCRYST™ Division allows NUCRYST to take a focused, risk-managed approach to developing a new class of anti-infective and anti-inflammatory pharmaceutical products. NUCRYST’s approach is to find large disease indications based on market potential, patient need and technical feasibility for its commercially proven nanocrystalline technology. Compared with typical target-oriented drug development, where a disease (the target) is first identified and then the search for a new drug initiated, the NUCRYST platform technology approach is faster and much more cost-effective.

NUCRYST’s first dermatology drug, NPI 32101, is in Phase 2 human clinical trial for atopic dermatitis, and represents a pharmaceutical application of nanotechnology. The study will show how well NPI 32101 addresses the problems associated with this debilitating and common disease and will gather information about possible side effects. With preliminary results from this first Phase 2 study expected in the fall of 2004, NUCRYST anticipates entering its first Phase 3 trial in 2005. Phase 3 trials, which involve hundreds of patients in numerous clinical centers, normally take a year or more to complete. If favorable results are achieved, NUCRYST anticipates submitting a New Drug Application to the US Food & Drug Administration in the 2007 timeframe.

Atopic dermatitis, a form of eczema, is a chronic and pruritic (itchy) inflammatory disease of the skin affecting up to 20 per cent of the general population worldwide. Ranging from occasional irritating rashes to persistent and widespread inflammation on skin covering much of the sufferer’s body, this chronic disease currently has no cure and existing treatments often have undesirable side effects and do not completely meet the needs of patients. In the United States alone, the market for topical anti-inflammatory products is more than US$800 million and growing.

NUCRYST chose to target atopic dermatitis first because it believes its silver nanocrystals have the potential to provide dual action as both an anti-inflammatory and anti-infective agent. The root cause of atopic dermatitis is unknown and the inflammation often is associated with secondary skin infection. Preclinical laboratory studies demonstrated that NUCRYST’s patent-protected nanocrystalline silver possesses both anti-inflammatory and broad-spectrum antimicrobial activities. This combination of pharmacological properties may have additional therapeutic uses.

Nanotechnology is the science of building and manipulating at a nanometer scale (one-billionth of a meter). NUCRYST’s sophisticated laboratory pharmaceutical research involves measuring the concentration of its silver in parts per billion

NANOTECHNOLOGY FOR MEDICINE

To create its proprietary SILCRYSTTM nanocrystalline silver coating, NUCRYST uses a process called physical vapor deposition, which is sometimes referred to as sputtering. In a vacuum chamber, pure silver is bombarded with positive ions to liberate or sputter individual atoms. Inside the vacuum, the silver atoms are integrated into an entity known as a plasma, often referred to as a fourth state of matter. These silver atoms are then re-condensed to form new high-energy nanocrystalline structures on substrates – such as high-density polyethylene for non-adherent wound care dressings. NUCRYST has also developed proprietary methods to produce free-standing nanocrystalline powders. These powders can be combined with pharmaceutical carriers such as creams, gels, solutions or tablets for medicinal use.

NUCRYST’s first wound care products and pharmaceuticals are based on nanocrystalline silver. Silver has long been valued for its medicinal properties. NUCRYST’s nanocrystalline technology decreases the size of the silver crystals thus changing the physical and chemical properties. As the proportion of atoms on the surface increases, the resultant silver shows properties different from conventional forms of silver. In vitro tests have demonstrated that NUCRYST’s active nanocrystalline silver structures begin providing antimicrobial activity immediately and kill many organisms within 30 minutes, faster than other forms of silver. In addition, the silver nanocrystals also appear to reduce inflammation more significantly and more rapidly than naturally occurring silver.

NUCRYST’s nanocrystalline technology has the potential to treat a host of human ailments involving inflammation and/or infection

Research Strategy

PHARMACEUTICAL RESEARCH STRATEGY – NUCRYST’S PIPELINE

Drugs for dermatology are just the beginning. NUCRYST has begun preclinical research on the appropriateness of pursuing other drug opportunities, including delivering its nanocrystals through aqueous-based solutions. This early work could lead to a host of potential therapeutic uses including respiratory, oral cavity, nasal, mucous membrane, eyes, ears and more – through sprays, foams, inhalers, nebulizers, rinses, drops or injectables – to treat diseases involving inflammation and/or infection. This broad list will be analyzed and prioritized over the next few years as further preclinical work is conducted.

NUCRYST has only begun to tap the potential of its nanocrystalline technology. As nanotechnology matures and makes more breakthroughs in medical science, NUCRYST will continue to be at the forefront of this exciting frontier.

FINANCIAL REVIEW

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the results of operations and financial condition for the years ended December 31, 2003 and December 31, 2002 should be read in conjunction with the Consolidated Financial Statements and accompanying notes.

DESCRIPTION OF THE BUSINESS

The Westaim Corporation (“the Company”) develops, commercializes and launches high-potential technologies into the fast growing sectors of the economy. The Company’s portfolio of business opportunities includes flat panel displays, antimicrobial wound care products and pharmaceuticals.

The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.

CONSOLIDATED RESULTS

OVERVIEW

For the year ended December 31, 2003, the Company reported a net loss of $34.5 million compared to a net loss of $49.8 million in 2002. The loss from continuing operations was $36.9 million in 2003 compared to $39.1 million in 2002. The Company reported income from discontinued operations of $2.4 million in 2003 compared to a loss from discontinued operations of $10.7 million in 2002. Revenues from continuing operations for the year ended December 31, 2003 were $17.3 million compared to $12.6 million in 2002.

The basic and diluted net loss per common share was $0.44 in 2003 compared to $0.64 in 2002. The basic and diluted loss per common share from continuing operations was $0.47 in 2003 and $0.50 in 2002. Weighted average number of common shares outstanding were 78.0 million and 77.9 million in 2003 and 2002, respectively.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) to Sulzer Metco (Canada) Inc. for approximately $35.0 million. As a result, this business has been accounted for as a discontinued operation in 2003 and 2002. In May 2002, the Company announced its intention to close the Coinage division and to seek a strategic buyer for its Ethylene Coatings business. These businesses are also accounted for as discontinued operations in 2003 and 2002.

Continuing operations reflect the results of the Company’s subsidiaries, NUCRYST Pharmaceuticals Corp. (“NUCRYST”) and iFire Technology Inc. (“iFire”). Revenues increased 36.9% in 2003, reflecting the growth of revenues of NUCRYST’s wound care business.

A comparison of operating costs from continuing operations in 2003 compared to the prior year is as follows:

		% of		% of
($millions)	2003	Revenue	2002	Revenue
Manufacturing	$5.9	34.4%	$5.0	39.5%
Selling, general and administrative	3.8	21.7%	4.9	38.5%
Research and development	25.7	148.6%	23.3	184.4%
Depreciation and amortization	5.0	28.9%	4.2	33.5%

	$40.4		$37.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

The increase in manufacturing costs reflects higher sales of wound care products at NUCRYST. Manufacturing costs measured as a percent of revenue have improved by 5.1 percentage points as a result of product mix and economies of scale. Lower selling and administration costs were primarily the result of reduced salaries and wages and consulting fees. The increase in research and development expenses reflects a planned reduction in funding contributions to iFire from Technology Partnerships Canada (“TPC”), further discussed below, and increased research and development expenditures relating to pharmaceutical development at NUCRYST. All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2003 and 2002.

Corporate expenses for the year ended December 31, 2003 were $8.9 million, up from $6.7 million in 2002, reflecting the impact of non-recurring costs relating to a corporate reorganization in early 2003. Additional corporate costs were incurred with respect to the Board of Directors’ initiative to maximize shareholder value in the second half of 2003 and increases in the value of deferred share units granted to Directors of the Company.

Interest income and foreign exchange of $0.7 million in 2003 was significantly lower than the $2.2 million reported in 2002. This reduction was primarily due to the impact of the strengthening Canadian dollar in 2003 and the resulting exchange losses on translation of foreign currency monetary assets. Loss on disposal of assets reflected losses on the disposal of assets no longer in use, primarily at iFire.

Future income tax expense, a non-cash item, was $4.7 million compared to $6.4 million in 2002 and results from a reduction in the Company’s future income tax asset. The reduction in the tax amount in 2003 reflects the impact of Ambeon being accounted for as a discontinued operation.

The loss in the fourth quarter of 2003 of $17.7 million, is $8.2 million higher than the same period in 2002. This reflects an increase in future income tax expense of $3.9 million related to the divestiture of Ambeon, increased corporate costs of $1.4 million primarily related to the work of the Special Committee of the Board of Directors, and increased research and development expenditures. The increase in research and development costs of $2.2 million reflects spending on pharmaceutical development at NUCRYST and the completion of funding contributions from TPC at iFire.

OPERATIONS

Performance Measures

As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company develops comprehensive long-range plans and annual plans for each business segment with a view to maximizing long-term shareholder value. The success of each business unit is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding developing new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.

The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment.

Continuing Operations

The Company’s operations are organized into two high-potential emerging technology businesses: iFire Technology Inc. (“iFire”) and NUCRYST Pharmaceuticals Corp. (“NUCRYST”). The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments through the early years of product development, introduction and commercialization.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

•	iFire Technology Inc.

iFire, based in Toronto, Ontario, has developed a proprietary full-color solid-state display technology with applications in both the fast-growing large screen TV market and small graphic display market. This business unit continues to achieve strategic milestones toward proving the commercial viability of its technology. In 2002, iFire entered into a technology collaboration agreement with Sanyo Electric Company Ltd. (“Sanyo”) to provide research and development expertise to iFire. In the second quarter 2003, iFire entered into an agreement with Dai Nippon Printing Co., Ltd. (“DNP”) to develop the front-end manufacturing processes for iFire’s display technology. iFire continues to make further technical improvements to its displays as measured in color, brightness, lifetime and electronics.

The net loss of iFire after Technology Partnerships Canada (“TPC”) funding for the year ended December 31, 2003 was $19.9 million compared to $16.9 million in 2002. Revenues were $0.9 million in 2003 compared to $4.3 million in 2002 as final deferred revenues were recognized from a licensing agreement with TDK Corporation (“TDK”). Total expenses for research, development and trial manufacturing including depreciation, and before TPC funding, were $26.0 million in 2003 compared to $29.2 million in 2002. Approximately 50% of iFire’s expenses arise from salaries and wages of research and development staff.

In 2003, iFire achieved significant milestones in its initiatives to transition from research and development to the commercialization of its proprietary flat panel display technology. In April, iFire announced a technology breakthrough that further simplified the flat panel manufacturing process. This development, Color-By-Blue™, will result in capital and production costs that in large-scale production Management estimates will be lower by approximately 15%.

Ahead of plan, in December 2003, iFire successfully scaled its prototype display from 17 inches to 34 inches. The 34-inch display is fabricated using processes that are expected to be directly transferable to commercial production. The first steps in the fabrication, referred to as front-end processes, are completed by iFire’s joint development partner, DNP, in Kashiwa, Japan. The remainder of the fabrication process is completed in iFire’s Toronto facility.

In the first half of 2004, iFire expects to complete the installation of the remaining prototype production toolset and focus on optimizing processes to improve performance and reduce defects on prototype 34-inch displays. Upon successful completion of these milestones, iFire expects to begin construction of a pilot production plant at its Toronto facility, at a cost of approximately $40 million in 2004. This will be partially funded through a US$10 million loan agreement signed in January 2004 with DNP. It is the expectation of both iFire and DNP that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production, or alternatively, the loan will be repaid by iFire. Remaining capital costs for the pilot production plant will be funded through further partnership agreements or internal Company resources.

In late 2002, iFire entered into a joint development agreement with Sanyo. As part of this agreement, Sanyo provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $1.4 million in 2003. Total funding is expected to amount to US$3.8 million over 4 years.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through TPC. Under the agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30 million. In exchange, iFire agreed to pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded. Under this arrangement, in 2003 iFire received $6.2 million, the final balance of the total $30 million funding.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

The impact of the TPC funding on the operating results of the iFire business segment is summarized below:

	Operating Expenses			Capital Expenditures
($millions)	2003	2002	2001	2003	2002	2001
Expenses – iFire	$26.0	$29.2	$27.2	$9.2	$3.9	$3.1
TPC funding	5.2	8.0	12.9	0.8	1.0	1.6

Net expenses – iFire	$20.8	$21.2	$14.3	$8.4	$2.9	$1.5

In 2000, iFire entered into a strategic partnership with TDK. The transaction included the purchase of a 2.5% equity investment in iFire, an up-front license fee of $11.8 million for the non-exclusive right to use iFire’s proprietary technology to manufacture flat panel displays under 12 inches in size and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. The up-front license fees received from TDK were recognized in revenue over three years, the period that the services were provided. The remaining $0.6 million in deferred licensing revenue was recognized in 2003. This agreement may be renewed on an annual basis, with $0.3 million received in 2003, representing the current year’s fee.

Capital spending before TPC funding amounted to $9.2 million in 2003 compared to $3.9 million in 2002. This increase primarily related to the acquisition of tooling and construction of facilities required to scale production of iFire’s flat screen technology from 17 inches to 34 inches.

The 2004 outlook for iFire is to continue research and development expenditures at levels comparable to 2003 and to make capital expenditure investments in the range of $40 million as discussed above. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large-format display products and sharing in the development and capital costs of a large-scale manufacturing facility.

•	NUCRYST Pharmaceuticals Corp.

NUCRYST researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology. The net loss for the year ended December 31, 2003 was $1.9 million compared to a loss of $7.0 million in 2002. Revenues for the year ended December 31, 2003 were $16.2 million compared to $8.3 million in the prior year. Revenues in 2003 benefited from a one-time payment of $4.6 million (US$3.0 million) from Smith & Nephew plc (“Smith & Nephew”) following the achievement of a regulatory milestone.

The financial results of NUCRYST are as follows:

($millions)	2003	2002	2001
Wound care product related revenue	$11.6	$8.3	$8.2
Milestone revenue	4.6	–	1.6

Total wound care revenue	$16.2	$8.3	$9.8

Wound care contribution	$8.0	$0.7	$(3.6)
Pharmaceutical development costs (including general and administrative expenses)	(9.4)	(7.3)	(2.5)
Other expenses	(0.5)	(0.4)	(0.1)

NUCRYST loss	$(1.9)	$(7.0)	$(6.2)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

Wound Care Products – Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn and chronic wound markets, were developed and sold by NUCRYST until May 2001 when a series of agreements was completed with Smith & Nephew under which Smith & Nephew acquired an exclusive global license to the NUCRYST antimicrobial coating technology for wounds, together with NUCRYST’s U.S. and Canada Acticoat™ burn dressing business. NUCRYST continues to manufacture Acticoat™ products for Smith & Nephew and receives royalty payments based on Smith & Nephew’s global sales. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

NUCRYST’s wound care business continued to grow in 2003 as indicated in the table above. Revenue from licensing and manufacturing in 2003 was $11.6 million compared to $8.3 million in 2002. Total sales to end users of Acticoat™ products increased by more than 50% year-over-year in both 2003 and 2002 with Smith & Nephew now selling Acticoat™ products in 27 countries. Prior to May 2001, revenues reflected direct sales by NUCRYST to customers. Commencing in May 2001, revenue comprises licensing royalties, milestone payments and manufacturing revenues relating to Acticoat™ products produced for and sold by Smith & Nephew.

Cash flow generated from the wound care business of NUCRYST will continue to be used to partially fund the significant cash requirements related to pharmaceutical development.

Pharmaceuticals – In April 2003, NUCRYST received approval of its first Investigational New Drug (“IND”) from the U.S. Food & Drug Administration (“FDA”). This allowed NUCRYST to initiate Phase I human clinical trials of a dermatology cream containing its proprietary formulation of silver nanocrystals. NUCRYST is developing this product (NPI 32101) for the treatment of atopic dermatitis, or eczema, and other skin conditions. The Company believes that the market in the United States alone for anti-inflammatory topical products was more than US$800 million in 2002. NUCRYST Management believes that existing treatments in the market do not meet the needs of patients suffering from eczema.

As planned, the Phase I safety trials have been successfully completed in 2003 and the first Phase II trials, which examine the efficacy of the cream on patients with eczema, were launched in the fourth quarter of 2003. NUCRYST’s pharmaceutical expenses increased by 29% from 2002 to 2003, reflecting the increased costs relating to research on dermatological pharmaceuticals and the initial clinical trials.

Capital spending totalled $1.8 million in 2003 compared to $2.4 million in 2002 and in both years related primarily to the completion of additional manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. NUCRYST’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan.

The outlook for NUCRYST is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States and Europe by Smith & Nephew. Increases in revenue are expected to be significantly more than offset by increases in research and development expenditures as NUCRYST expands clinical and preclinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. The first Phase II trials are expected to be completed in 2004 and additional expanded Phase II trials will follow. Losses at NUCRYST are expected to increase significantly in 2004 as a result of funding these trials. NUCRYST’s current research and development effort is focused on obtaining FDA approval of one or more drugs to be used in the treatment of dermatology indications and will involve 3 to 5 years of clinical development. NUCRYST is targeting its first pharmaceutical product launch in 2007.

Discontinued Operations

•	Ambeon

On January 29, 2004, the Company sold Ambeon to Sulzer Metco (Canada) Inc. for total proceeds of approximately $35.0 million subject to customary adjustments including changes in working capital. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and NUCRYST.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Results (continued)

Under new Canadian Generally Accepted Accounting Principles (“GAAP”) introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued, but are reported in the period in which they occur. As a result, the pre-tax gain from the sale of Ambeon of approximately $5.0 million will be reported in the first quarter of 2004. In addition, discontinued operations costs estimated to be approximately $2.0 million relating to the restructuring of the Company as a result of the sale of Ambeon will be reported in the quarters in which they occur in 2004 and subsequently. Under Canadian GAAP, all assets relating to a discontinued operation that are expected to be sold within twelve months are reported as current assets available for sale.

Ambeon was the final industrial business owned and operated by the Company. This business segment, while generating cash flow to fund the Company’s emerging technologies, had suffered from a downturn in its core markets in the past two years. The proceeds from this sale will be used to fund NUCRYST’s pharmaceutical development and iFire’s transition from development to production of its flat screen technology.

Ambeon, with operations in Fort Saskatchewan, Alberta, and the United Kingdom, develops, manufactures and sells coating materials and products for customers in the aerospace, electronics, catalyst and other markets. The segment earnings from Ambeon operations for the year ended December 31, 2003 were $3.0 million on revenue of $30.1 million compared to net earnings of $9.0 million on revenue of $36.4 million in 2002. Revenue from core product lines increased 5.6% from $27.2 million in 2002 to $28.8 million in 2003 and earnings from core products declined from $2.6 million in 2002 to $2.0 million in 2003, reflecting the general downturn in the aerospace and electronics industries. The results in 2003 were also negatively impacted by the weaker U.S. dollar, the currency in which most of Ambeon’s products are sold, and by the increasing cost of nickel, the primary raw material in many of Ambeon’s products.

The cyclical decline in the core business was offset in 2002 and 2003 by favorable results from a one-time materials supply contract which was completed in the first quarter of 2003. Revenues and earnings from this contract were $1.5 million and $1.1 million, respectively, in 2003 compared to $8.9 million and $6.4 million in 2002. Capital spending totalled $1.7 million in 2003 compared to $1.2 million in 2002.

During 2003, Ambeon sold 357 tonnes of nickel composite and other nickel-based materials to the aerospace and electronics industries compared to 352 tonnes in 2002. Ambeon also sold 385 tonnes of nickel welding powders compared to 373 tonnes in 2002.

•	Coinage Division and Ethylene Coatings business

In May 2002, the Company announced its intention to close the Coinage division and to sell or close its Ethylene Coatings business. As a result, these businesses are accounted for as discontinued operations. The decision to discontinue the Coinage business followed several quarters of operating losses. The outlook for the business was unsustainable as a result of weak demand and global over-capacity in the coin blank industry following completion of the multiyear Euro coin project. Operations in the Coinage Division were discontinued in July, 2002.

The Ethylene Coatings business, Surface Engineered Products (“SEP”) produced anti-coking coatings for furnaces used in the production of ethylene. SEP’s main target market, the ethylene industry, had been experiencing harsh economic conditions and the rate of adoption of the anti-coking technology had not met expectations. Subsequently, SEP operations were shut down in February 2003 after the completion of contracted production. The manufacturing warehouse and office facility of the Ethylene Coatings business in South Edmonton, Alberta is reported as a long-term asset available for sale in the Company’s consolidated financial statements.

The loss from discontinued operations related to these businesses for the year ended December 31, 2002 was $19.7 million and included provisions for work force reductions and other shutdown and asset disposal costs totaling $9.1 million. All expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded in 2002.

Details of the financial impact of discontinued operations are found in Note 3 to the 2003 Audited Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INVESTMENTS

Until early 2002, the Company, through its Westaim Partners division, made early-stage investments in emerging technology businesses. In May 2002, the Company made the decision to discontinue further early-stage investments and began to reduce its existing investment portfolio. The Company recorded equity losses and writedowns related to these investments of $3.4 million in 2002. The carrying value of the remaining investments at December 31, 2003 has not changed from December 31, 2002.

INVENTORY

The Company’s inventories were $2.6 million at December 31, 2003 compared to $2.5 million at December 31, 2002. This inventory is related primarily to NUCRYST’s operations and represents raw materials, work in progress and finished goods of its wound care business. Ambeon’s inventories of $10.8 million at December 31, 2003 and $11.4 million at December 31, 2002 have been included in current assets available for sale. This inventory was part of the assets sold to Sulzer Metco (Canada) Inc. on January 29, 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, the Company had cash, cash equivalents and short-term investments of $68.1 million compared to $101.3 million at December 31, 2002. This reduction in liquidity of $33.2 million is generally consistent with the prior year and is primarily the result of cash used in continuing operations before working capital changes of $27.0 million compared to $28.3 million in 2002, and cash provided from discontinued operations of $3.2 million compared to cash used in discontinued operations of $4.8 million in 2002. Changes in non-cash working capital balances related to continuing operations generated cash of $2.3 million in 2003 compared to a use of cash of $3.3 million in 2002 and capital expenditures for continuing operations totalled $10.4 million in 2003 compared to $6.1 million in 2002.

The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2004 Business Plan indicates that the Company will have sufficient cash and short-term investments to fund its pharmaceutical developments at NUCRYST and flat screen commercialization plans at iFire.

The sale of Ambeon in January 2004 has provided the Company with immediate proceeds of approximately $31.0 million, giving the Company nearly $100 million in cash and short-term investments in the first quarter of 2004 to fund NUCRYST and iFire. A further $2.8 million from the Ambeon sale is held in escrow and will be eligible for release as certain conditions are met in 2004 and 2005. NUCRYST’s wound care business will continue to partially fund pharmaceutical development and is expected to benefit from a US$5 million milestone payment from Smith & Nephew in 2004.

Westaim’s total capital expenditures are expected to be in the order of $40 to $45 million in 2004, depending on the achievement of technical milestones. The Company will benefit from the financing of US$10 million to be provided by DNP in 2004 for equipment related to the pilot manufacturing facility. Capital expenditures could increase to approximately $150 million in 2005 if iFire builds its own production facilities.

DIVIDENDS

No dividends were paid in 2003 or 2002. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are disclosed in Note 2 to the 2003 Audited Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies (continued)

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial conditions and results from operations and that require significant judgments by Management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Research and Development Costs – Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2002 and 2003, no development costs should be deferred and amortized.

Site Restoration Costs – Future site restoration costs have been estimated by qualified employees of the Company, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see Environmental Matters.

Income Taxes – The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, the future tax asset, the Company interprets tax legislation in a variety of jurisdictions as well as assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.

Stock-Based Compensation – As permitted by Canadian GAAP, the Company currently does not recognize the expense related to applying the fair value method of accounting for stock options but instead discloses on a pro forma basis in the capital stock note to the consolidated financial statements. Canadian GAAP requires that, effective January 1, 2004, the fair value method of accounting for stock options be recognized in the financial statements. It provides for alternate methods of implementation and the Company has elected to apply the provisions retroactively with restatement of prior years. As a result, the cumulative compensation cost of options issued during 2002, using the Black Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at January 1, 2003. Quarterly results for 2003 will be restated to reflect the expense related to options issued in 2002 and 2003. The Company has determined that electing this method of applying the new rules will have the most conservative impact on its financial results.

ENTERPRISE RISK MANAGEMENT

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business, financial condition, and results from operations.

RISKS AND UNCERTAINTIES

Westaim may be unable to develop commercially viable products.

Some of the Company’s products, such as iFire’s flat panel television displays, are still in the developmental stage. The Company will likely continue to incur significant research and development costs before any of these products are commercially viable, and

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management (continued)

there is no assurance that any of its products will ever reach this stage or that the Company will achieve the level of market penetration that it expects. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.

Some of the Company’s proposed products, such as pharmaceutical products, will require regulatory approval before the Company is allowed to sell them. The Company expects the regulatory approval process to be lengthy and expensive and the Company will have the burden of proving that its products are safe and effective. There is no assurance that the Company will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to the Company. Regulatory requirements imposed on its products could limit the Company’s ability to test, manufacture and commercialize its products.

If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.

A commitment of substantial resources by the Company and its collaborators to conduct research and development, construct pilot or large-scale manufacturing facilities and conduct clinical studies will be required to successfully commercialize products under development. It has not been necessary for the Company to raise new capital since its inception and the Company believes that its current financial position is strong. Nevertheless, the Company believes that the flat panel television display, medical products and pharmaceuticals businesses may grow extremely rapidly and the Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, fund clinical studies, continue the research and development of product candidates, commercialize products and construct pilot and full-scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.

The commercial potential of the Company’s products depends upon certain issues regarding pricing, production costs and medical reimbursement.

The ability to commercialize iFire’s flat screen technology successfully will depend in part on its ability to price its products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that its product can be produced at costs lower than other flat screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. The Company’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations, and there can be no assurance that adequate third party coverage will be available for the Company to realize an appropriate return on its investment in product development.

Westaim will need to form partnerships to develop and sell its products.

The Company’s ability to successfully develop, manufacture and market its current and proposed products will depend, to a large extent, on its ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company has not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will it necessarily be able to do so in the future. The Company may not be able to find suitable partners or form a partnership or joint venture on terms that are beneficial.

Westaim’s products may become technologically obsolete.

The Company competes, and intends to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat screen television monitor markets. The Company’s current and future products may be quickly rendered obsolete and unmarketable. The Company will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management (continued)

Westaim is developing products for highly competitive markets.

The Company faces, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. The Company’s competitors may produce more technologically advanced products, at a lower cost, than the Company is capable of producing. Competition may cause the Company to lose market share and may reduce profit margins on any products that it is able to sell.

Westaim may be unable to protect its intellectual property.

In order to succeed, the Company will need to prevent its intellectual property from being misappropriated by third parties. To protect its intellectual property, the Company relies primarily on its confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company conducts, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company has chosen may fail to adequately prevent misappropriation of its intellectual property. The Company cannot provide assurance that it will succeed in obtaining new patents, that it will be able to enforce existing patents against third parties, or that existing patents will not be successfully challenged by third parties.

Westaim may become involved in expensive intellectual property or product liability litigation.

The Company may be required to commence litigation to enforce its intellectual property rights. Others may claim that it has infringed upon their intellectual property rights and commence litigation against the Company. The Company believes that it will be subject to an increasing number of infringement claims as it begins to produce more products in more industries.

The Company has tried to protect itself against product liability litigation by including limitation of liability provisions in some of its sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company in all circumstances, nor can the Company provide assurance that any of these provisions will be held to be enforceable by the Courts. The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

Westaim may be unable to retain the required highly skilled people.

The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.

Westaim is subject to certain risks because of the international character of its business.

The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2003 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise Risk Management (continued)

Volatility of share price.

Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by our current shareholders, and other factors could have a significant effect on the market price and volatility of the Company’s common shares.

ENVIRONMENTAL MATTERS

The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.

The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield are conducted under various state and federal permits.

The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.

The provision for site restoration decreased by $0.1 million in 2003 to $7.6 million. The provision relates primarily to site restoration costs associated with the discontinuance of DS Nickel production, asbestos abatement, and soil and groundwater reclamation and remediation costs. All of the provision details are based on cost estimates provided by independent consultants. The Company spent $2.8 million in 2003, of which $2.7 million was recovered from a third party. The Company expects to spend approximately $1.8 million in 2004, of which $0.5 million will be recovered from a third party. These expenditures relate to finalizing the decontamination and decommissioning of DS Nickel production equipment and sites, and asbestos removal on the Fort Saskatchewan site. Thereafter, unless a plant site is decommissioned, it is expected that only nominal amounts will be expended.

For accounting purposes, the total estimated future costs of site restoration are accrued. Future recoveries from third parties for site restoration costs resulting from indemnification agreements are not accrued as the amount of recovery cannot be reasonably estimated.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on NASDAQ under the symbol WEDX.

MANAGEMENT’S RESPONSIBILITY

The Management of the Company is responsible for the accuracy of the information disclosed in Management’s Discussion and Analysis. Management ensures that the Company has appropriate information systems, procedures and controls to ensure that information used internally by Management and disclosed externally is complete and reliable. The interim and annual Management Discussion and Analyses are also reviewed and approved by the Audit Committee of the Company’s Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Responsibility (continued)

Westaim has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These codes can be found on the Corporation’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these codes, and the Corporation has granted no waivers of any of the provisions of these codes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial information for the Company for 2001 to 2003:

	Year Ended	Year Ended	Year Ended
($000, except per share data)	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Revenue from continuing operations	$17,285	$12,627	$14,106
Loss from continuing operations	(36,858)	(39,110)	(16,020)
Loss per common share from continuing operations	(0.47)	(0.50)	(0.21)
Net loss	(34,498)	(49,762)	(67,459)
Net loss per common share	(0.44)	(0.64)	(0.87)
Total assets	144,906	184,183	238,179
Total long term debt	–	–	–
Dividends declared	–	–	–

As disclosed in Note 3 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2003. Prior years’ information has been restated accordingly.

In 2002, the Company made the decision to close the Coinage Division and to divest or shutdown the Ethylene Coatings business. Accordingly, the results of these operations and the cost of shutdown have been accounted for on a discontinued basis.

QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2003	2003	2003	2003
Revenue from continuing operations	$7,638	$2,683	$3,370	$3,594
Loss from continuing operations	(3,421)	(8,910)	(7,774)	(16,753)
Loss per common share from continuing operations	(0.04)	(0.11)	(0.10)	(0.21)
Net loss	(984)	(8,050)	(7,791)	(17,673)
Net loss per common share	(0.01)	(0.10)	(0.10)	(0.23)

	Q1	Q2	Q3	Q4
($000, except per share data)	2002	2002	2002	2002
Revenue from continuing operations	$3,180	$2,883	$3,000	$3,564
Loss from continuing operations	(8,241)	(13,047)	(8,856)	(8,966)
Loss per common share from continuing operations	(0.11)	(0.17)	(0.11)	(0.11)
Net loss	(8,362)	(25,617)	(6,338)	(9,445)
Net loss per common share	(0.11)	(0.33)	(0.08)	(0.12)

The results of operations of the Ambeon business segment, Coinage Division, and Ethylene Coatings business have been accounted for as discontinued operations. Prior years’ information has been restated accordingly.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Signed	Signed

Barry M. Heck	G.A. (Drew) Fitch

President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 18, 2004

AUDITORS’ REPORT

To the Shareholders of The Westaim Corporation

We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed

Deloitte & Touche LLP

Chartered Accountants

January 30, 2004

CONSOLIDATED BALANCE SHEETS

	December 31	December 31
(thousands of dollars)	2003	2002
ASSETS
Current
Cash and cash equivalents	$44,694	$76,052
Short-term investments	23,443	25,250
Accounts receivable	4,960	7,359
Inventories (note 4)	2,610	2,517
Future income taxes (note 7)	1,032	–
Other	659	827
Current assets available for sale (note 3)	30,369	33,162

	107,767	145,167
Capital assets (note 5)	28,783	23,895
Capital assets available for sale (note 3)	5,500	6,913
Deferred charges (note 6)	2,356	1,978
Future income taxes (note 7)	–	5,730
Investments	500	500

	$144,906	$184,183

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$10,015	$13,786
Accounts payable and accrued liabilities available for sale (note 3)	3,509	3,869

	13,524	17,655
Provision for site restoration (note 8)	7,564	7,749
Deferred licensing revenue (note 9)	–	565

	21,088	25,969

Commitments and contingencies (note 15)
Shareholders’ equity
Capital stock (note 10)	373,230	373,128
Contributed Surplus (note 10)	403	403
Deficit	(249,815)	(215,317)

	123,818	158,214

	$144,906	$184,183

Approved on behalf of the Board:

Signed	Signed

Ian W. Delaney Director	Frank W. King Director

CONSOLIDATED STATEMENTS OF LOSS AND CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended	Year Ended
	December 31	December 31
(thousands of dollars except per share data)	2003	2002
Revenue	$17,285	$12,627
Costs
Manufacturing	5,948	4,987
Selling, general and administrative	3,751	4,861
Research and development (note 11)	25,678	23,289
Depreciation and amortization	5,001	4,231

Divisional loss	(23,093)	(24,741)
Corporate costs	(8,867)	(6,686)
Interest and foreign exchange	653	2,206
Loss on disposal of assets	(723)	–
Equity loss	–	(3,410)

Loss from continuing operations before income taxes	(32,030)	(32,631)
Income tax expense (note 7)
Current	(130)	(94)
Future	(4,698)	(6,385)

	(4,828)	(6,479)

Loss from continuing operations	(36,858)	(39,110)
Income (loss) from discontinued operations net of income taxes (note 3)	2,360	(10,652)

Net loss	$(34,498)	$(49,762)

Loss per common share (note 17)
Continuing operations – basic and diluted	$(0.47)	$(0.50)
Net loss – basic and diluted	(0.44)	(0.64)
Weighted average number of common shares outstanding (thousands)	78,045	77,924

Deficit at beginning of year	$(215,317)	$(163,976)
Change in accounting policy (note 2n)	–	(1,579)
Net loss	(34,498)	(49,762)

Deficit at end of year	$(249,815)	$(215,317)

CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended	Year Ended
	December 31	December 31
(thousands of dollars)	2003	2002
Operating activities
Loss from continuing operations	$(36,858)	$(39,110)
Items not affecting cash
Depreciation and amortization	5,001	4,231
Future income taxes	4,698	6,385
Loss on disposal of assets	723	422
Deferred licensing revenue	(565)	(4,270)
Provision for site restoration costs	–	1,120
Equity loss on investments	–	3,410
Other	–	(479)

Cash used in continuing operations before non-cash working capital changes	(27,001)	(28,291)
Changes in continuing operations non-cash working capital
Accounts receivable	225	957
Inventories	(446)	(1,159)
Other	136	(210)
Accounts payable and accrued liabilities	2,574	(2,716)
Site restoration expenditures	(185)	(546)
Deferred licensing revenue	–	396

Cash used in continuing operations	(24,697)	(31,569)
Cash provided from discontinued operations	3,209	4,760

Total cash used in operating activities	(21,488)	(26,809)

Investing activities
Capital expenditures – continuing operations	(10,383)	(6,052)
Capital expenditures – discontinued operations	(1,745)	(1,644)
Deferred charges – continuing operations	(725)	(670)
Deferred charges – discontinued operations	(234)	(278)
Short-term investments	1,807	(25,250)
Proceeds on sale of assets	1,308	–
Investments	–	(728)

Cash used in investing activities	(9,972)	(34,622)

Financing activities
Issuance of common shares	102	151
Repurchase of common shares	–	(318)

Cash provided from (used in) financing activities	102	(167)

Net decrease in cash and cash equivalents	(31,358)	(61,598)
Cash and cash equivalents at beginning of year	76,052	137,650

Cash and cash equivalents at end of year	$44,694	$76,052

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PRESENTATION

The Westaim Corporation (“the Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Company and its principal subsidiaries, iFire Technology Inc. (“iFire”), NUCRYST Pharmaceuticals Corp. (“NUCRYST”) and Neomet Limited.

All amounts are expressed in thousands of Canadian dollars except share and per share data.

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Principles of consolidation

The financial statements of entities which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence, are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method.

b)	Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, provision for discontinued operations, future income taxes, and useful lives of capital assets. Actual results could differ from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income. Foreign exchange losses included in discontinued operations and interest and foreign exchange in 2003 amounted to $1,867 (2002 – $326).

d)	Revenue recognition

Revenue is generally recognized when the product has been delivered. Specific revenue recognition policies for each of the Company’s operating segments are as follows:

Ambeon – Revenue is generally recognized at the time of shipment. Under certain consignment contracts, revenue is recognized on the date that the product is used by the customer.

NUCRYST Pharmaceuticals – Revenue from direct sales to third parties is recognized upon delivery. For products manufactured under license, revenue is recorded at the date of shipment at actual cost plus an agreed markup. In addition, a royalty is earned based on a percentage of sales revenue earned by the licensee on sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred.

iFire Technology – The Company recognizes revenue from licensing fees over the term that services are being rendered. Deferred licensing revenue represents amounts received under agreements for which the process of earning the revenue has not been completed. Royalties are recognized when earned in accordance with the terms of the specific agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of Significant Accounting Principles (continued)

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2003, the Company held short-term investments recorded at a cost of $23,443 (2002 – $25,250) which reflects current market values.

g)	Inventory valuation

Finished products, raw materials, materials in process, spare parts and operating materials are valued at the lower of average cost and net realizable value.

h)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian generally accepted accounting principles once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2003 and 2002, no development costs have been capitalized.

i)	Government assistance

Government assistance toward research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

j)	Capital assets

i)	Property, plant and equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets which do not exceed 20 years for buildings and 10 years for equipment.

ii)	Carrying value – The Company evaluates the carrying value of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

k)	Site restoration costs

Site restoration costs have been estimated as at December 31, 2003, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements, as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of Significant Accounting Principles (continued)

l)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of commodity price and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company enters into hedges of its commodity price exposure on nickel raw material inventory and anticipated future sales by entering into nickel forward contracts, when deemed appropriate. Gains and losses on nickel forward contracts used to hedge nickel raw material inventory and anticipated future sales in respect of the Ambeon business segment (“Ambeon”) are accrued in inventory and included in assets available for sale on the consolidated balance sheet as at December 31, 2003. These gains and losses are recognized in the income statement when the underlying product is sold.

The Company also enters into forward agreements in order to reduce the impact of fluctuating interest rates on its short-term investments and fluctuating foreign currency exchange rates on anticipated future cash flows. These forward agreements are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which payments are based. These instruments are recorded at the lower of cost or market.

m)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans which are described in Note 10. No compensation expense is recognized for these plans when stock options are issued. Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings. Any obligation related to increases in the value of Deferred Share Units (“DSUs”) is accrued when the change in value occurs, with an offset to the income statement.

Effective January 1, 2002, the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

As permitted under Section 3870, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary’s stock at the date of grant over the exercise price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of Significant Accounting Principles (continued)

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes option pricing model, as if the fair value method of accounting had been used. These rules do not apply to preexisting awards except for those awards that call for settlement in cash or other assets, in which case, the cumulative liability of these awards at the date of implementation is charged to deficit with a corresponding increase to accounts payable and accrued liabilities. The cumulative liability of the SARs of the Company’s subsidiaries at January 1, 2002 amounting to $1,579 was charged to deficit with a corresponding increase to accounts payable and accrued liabilities (Note 10).

In September 2003, the CICA revised Section 3870 of the CICA Handbook to require that effective January 1, 2004 the fair value method of accounting for stock options be recognized in the financial statements. The Company intends to apply these provisions retroactively with restatement of the prior year commencing January 1, 2004. The cumulative compensation cost of options to acquire common shares of the Company and its subsidiaries issued during 2002, using the Black-Scholes option pricing model, will be charged to deficit with a corresponding increase to contributed surplus at January 1, 2003.

o)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

p)	Employee future benefits

All employee future benefits are accounted for on an accrual basis. In 2003, the Company wound up its defined benefit pension plan (Note 13).

q)	Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA 3475 “Disposal of Long-lived Assets and Discontinued Operations”. Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Prior to January 1, 2003, the results of discontinued operations were reported separately with disclosure of the results of operations prior to the measurement date (date the plan to discontinue operations was formally approved) and the net gain or loss from discontinued operations. The net gain or loss from discontinued operations included both actual or estimated gain or loss on disposal and the actual or estimated results from operations, if any, between the measurement date and the disposal date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of Significant Accounting Principles (continued)

r)	Deferred charges and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA 3062, “Goodwill and Other Intangible Assets”, the provisions of which replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. Any material decline in fair value from carrying value will be charged to expense in the period that impairment has been determined. There was no material impact on the consolidated financial statements resulting from this change. At present, the Company has no indefinite life assets. Organization costs are amortized over 5 years and patents are amortized over 10 years.

3	DISCONTINUED OPERATIONS

Ambeon

On January 29, 2004, the Company sold substantially all of the assets and liabilities related to Ambeon, including its wholly owned subsidiary Neomet Limited, for proceeds of approximately $35,000 subject to customary adjustments including changes in working capital. The effective date of the sale is January 1, 2004. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as available for sale. In accordance with CICA 3475, the Company has determined that the net proceeds will exceed the net book value of Ambeon as at December 31, 2003 and no adjustment to the carrying value of Ambeon is required. Any gain on the sale of Ambeon will be reported in the first quarter of 2004 and any costs incurred in subsequent periods related to discontinued operations will be reported in the period in which they occur. Current and prior year’s operating results, cash flows and balance sheets for this business segment are presented separately as discontinued operations in these consolidated financial statements.

Amounts included in the consolidated balance sheets relating to Ambeon discontinued operations are as follows:

	December 31, 2003	December 31, 2002
Cash	$411	$1,579
Accounts receivable	5,438	6,755
Inventories	10,812	11,422
Other assets	1	31
Deferred charges	625	483
Capital assets	13,082	12,892

Current assets available for sale	$30,369	$33,162

Accounts payable and accrued liabilities available for sale	$3,509	$3,869

Coinage Division and Ethylene Coatings business

On May 28, 2002, the Board of Directors of the Company approved the closing of the Coinage Division and the selling of the Ethylene Coatings business. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown for the Coinage Division and the Ethylene Coatings business, have been accounted for on a discontinued basis. The Coinage Division was discontinued in July 2002 and operations in the Ethylene Coatings business were discontinued in February 2003.

All anticipated losses from operations and estimated shutdown costs of these businesses, amounting to $19,667, were recorded in 2002. As a result, no losses from discontinued operations related to these businesses were reported in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Discontinued Operations (continued)

Amounts included in the consolidated balance sheets relating to the Coinage Division and Ethylene Coatings business discontinued operations are as follows:

	December 31, 2003	December 31, 2002
Accounts receivable	$4	$2,178
Inventories	–	353
Other assets	–	32
Accounts payable and accrued liabilities	(1,281)	(7,626)

Net working capital	$(1,277)	$(5,063)

Long term capital assets available for sale	$5,500	$6,913

Results of discontinued operations:

	Year Ended	Year Ended
Revenues	December 31, 2003	December 31, 2002
Ambeon business segment	$30,114	$36,436

Coinage and Ethylene Coatings business segments:
Revenues to May 28, 2002	–	6,454
Revenues subsequent to May 28, 2002	–	3,829

	–	10,283

Total revenue from discontinued operations	$30,114	$46,719

	Year Ended	Year Ended
Divisional income (losses)	December 31, 2003	December 31, 2002
Ambeon business segment:
Divisional income net of income taxes	$3,003	$9,015
Costs related to disposition	(643)	–

	2,360	9,015

Coinage and Ethylene Coatings business segments:
Divisional losses to May 28, 2002	–	(3,908)
Divisional losses subsequent to May 28, 2002	–	(6,676)
Costs related to shutdown and disposition	–	(9,083)

	–	(19,667)

Net income (loss) from discontinued operations	$2,360	$(10,652)

The net income (loss) from discontinued operations is after deduction of depreciation and amortization of $1,738 for the year ended December 31, 2003 (2002 – $2,254). The net loss for the year ended December 31, 2002 also includes provisions for work force reduction and other shutdown and asset disposal costs totaling $9,083.

No material gain or loss is anticipated from the sale of the Ethylene Coatings facilities and all expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded during 2002.

Net income per common share from discontinued operations was $0.03 for the year ended December 31, 2003 (2002 – loss $0.14).

Current income tax expense included in net income (loss) from discontinued operations for the year ended December 31, 2003 amounted to $27 (2002 – $7).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	INVENTORIES

	December 31, 2003	December 31, 2002
Raw materials	$1,222	$1,294
Materials in process	709	570
Finished product	612	300
Spare parts and operating materials	67	–

Continuing operations	2,610	2,164
Discontinued operations	–	353

	$2,610	$2,517

5	CAPITAL ASSETS

		Accumulated
		Depreciation and	Net
December 31, 2003	Cost	Amortization	Book Value
NUCRYST Pharmaceuticals	$7,642	$1,991	$5,651
iFire Technology	31,421	12,356	19,065
Other	13,979	9,912	4,067

Continuing operations	$53,042	$24,259	$28,783

		Accumulated
		Depreciation and	Net
December 31, 2002	Cost	Amortization	Book Value
NUCRYST Pharmaceuticals	$5,816	$1,294	$4,522
iFire Technology	24,349	10,441	13,908
Other	13,973	8,508	5,465

Continuing operations	$44,138	$20,243	$23,895

Included in continuing operations capital assets is construction in progress of $9,124 (2002 – $3,821) that is not currently subject to depreciation. Depreciation on continuing operations capital assets was $4,638 (2002 – $3,899).

6	DEFERRED CHARGES

	December 31, 2003	December 31, 2002
Patents	$3,859	$3,338
Less accumulated amortization	(1,503)	(1,360)

Continuing operations	$2,356	$1,978

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of loss.

	Year Ended	Year Ended
	Dec. 31, 2003	Dec. 31, 2002
Loss from continuing operations before income taxes	$(32,030)	$(32,631)
Statutory income tax rate	36.74%	39.12%

Expected income tax recovery	(11,768)	(12,765)
Tax effect of losses and temporary differences not recorded	16,466	17,816
Tax effect of items not subject to tax	–	1,334
Large corporations and capital taxes	130	94

Income tax expense	$4,828	$6,479

Classified as:
Current	$130	$94
Future	4,698	6,385

Income tax expense	$4,828	$6,479

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The net future income tax asset is comprised of:

	December 31, 2003	December 31, 2002
Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$82,012	$68,218
Provisions and reserves	3,622	5,851
Capital, intangible and other assets	13,890	13,024
Less valuation allowance	(95,257)	(77,831)

	4,267	9,262

Future income tax liabilities:
Capital, intangible and other assets	(3,053)	(3,350)
Other	(182)	(182)

	(3,235)	(3,532)

Future income tax assets, net	$1,032	$5,730

Classified as:
Current asset	$1,032	$–
Long-term asset	–	5,730

Future income tax assets, net	$1,032	$5,730

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Income Taxes (continued)

For income tax purposes, the Company had non-capital loss carry-forwards relating to operations in various jurisdictions of approximately $192,764 at December 31, 2003 (2002 – $158,102) and accumulated capital losses of $5,865 (2002 – $5,747) which are available to offset income of specific entities of the consolidated group in future periods. The non-capital loss carry-forwards will expire at various times to the end of 2023 with $158,093 expiring by 2010. The Company also had research and development tax credits of approximately $29,419 at December 31, 2003 (2002 – $25,398) which will expire at various times to the end of 2013. Cash taxes relating to continuing operations paid during the year amounted to $155 (2002 – $116).

8	PROVISION FOR SITE RESTORATION

Changes in the provision are as follows:

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002
Provision at beginning of year	$7,749	$7,175
Additional provisions required	–	1,120
Site restoration expenditures incurred	(2,855)	(546)
Site restoration costs recovered	2,670	–

Provision at end of year	$7,564	$7,749

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, as well as the discontinuance of DS nickel production, based on periodic independent estimates of these costs as at December 31, 2003.

Under a formal agreement, a pro rata share of site restoration costs incurred by the Company relating to the discontinuance of DS nickel production is recovered from a third party.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements, as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

9	LICENSING AGREEMENT

In 2000, iFire entered into a non-exclusive licensing agreement with a third party. The licensing fee was recognized as revenue over three years, the term that services were being rendered under the agreement. Deferred licensing revenue represented the unamortized portion of cash received. In addition, iFire is entitled to royalties from future commercial sales of products by the third party utilizing the technology. These receipts vary in amount based on certain factors and are contingent upon the successful development and commercialization of the iFire technology in products produced by the third party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	CAPITAL STOCK

Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2003 and 2002 are as follows:

		2003		2002
Common Shares	Number	Stated Capital	Number	Stated Capital
Balance at beginning of year	78,032,787	$373,128	77,786,915	$372,598
Employee share purchase plan	40,599	102	72,843	151
Repurchase of shares	–	–	(150,500)	(721)
Compensation expense	–	–	323,529	1,100

Balance at end of year	78,073,386	$373,230	78,032,787	$373,128

Stock-based compensation plans

Employee and Director stock option plan – The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for up to 11,000,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased, to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at year-end are cancelled.

A summary of the status of the Company’s stock option plans as at December 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002
		Weighted Average		Weighted Average
Stock Options	Number	Exercise Price	Number	Exercise Price
Outstanding at beginning of year	5,665,599	$9.41	5,245,399	$9.74
Granted	427,800	$1.87	420,200	$5.22
Cancelled	(259,999)	$12.62	–	–

Outstanding at end of year	5,833,400	$8.71	5,665,599	$9.41

The following table summarizes information about stock options outstanding as at December 31, 2003:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	Outstanding	Average Remaining	Average	Exercisable	Average
Range of Exercise Prices	Dec. 31, 2003	Contractual Life	Exercise Price	Dec. 31, 2003	Exercise Price
$1 – $6	1,974,700	5.2	$3.98	1,296,900	$4.36
$6 – $15	2,388,703	5.6	$8.18	2,205,370	$7.96
> $15	1,469,997	6.3	$15.93	1,469,997	$15.93

$1 – $16	5,833,400	5.6	$8.71	4,972,267	$9.38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Capital Stock (continued)

Deferred share unit plan – The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at December 31, 2003, a liability of $782 (2002 – $210) has been accrued with respect to issued DSUs.

Employee share purchase plan – Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 21, 2003 was $2.36 (July 15, 2002 – $3.60). At December 31, 2003 there were outstanding purchase arrangements with employees having an aggregate value of $389 (2002 – $323). During the year ended December 31, 2003, a total of 40,599 shares were issued under this Plan at an average price of $2.50 (2002 – 72,843 shares at $2.08).

Subsidiary stock-based compensation plans – The Company also maintains equity incentive plans for certain employees of its technology subsidiaries NUCRYST Pharmaceuticals Corp. and iFire Technology Inc., under which stock options have been granted representing 4.76% to 5.01% of the outstanding shares of the respective subsidiaries. Subsidiary stock options vest evenly over a 3-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. No shares were issued by the Company in 2003 with respect to these plans. During 2002, the Company issued 323,529 shares and recorded compensation expense of $1,100.

SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary or shares of the Company, at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $1,950.

Effective January 1, 2002, net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, are recognized as compensation expense over the SAR’s vesting period. The cumulative liability as at January 1, 2002 amounting to $1,579 was charged to deficit with a corresponding increase to accounts payable and accrued liabilities. As at December 31, 2003 and December 31, 2002, the liability was $Nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

Pro forma accounting for stock-based compensation

Effective January 1, 2002, the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

If compensation costs for options for common shares of the Company and for common shares of subsidiaries issued on or after January 1, 2002 had been determined based on the fair value methodology using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002
Net loss applicable to common shareholders as reported	$(34,498)	$(49,762)
Pro forma net loss applicable to common shareholders	(35,440)	(50,389)
Net loss per common share as reported (basic and diluted)	(0.44)	(0.64)
Pro forma net loss per common share (basic and diluted)	(0.45)	(0.65)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	Capital Stock (continued)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.05% (2002 – 5.18%), an average life of 7.0 years and a volatility of 59.8% (2002 – 59.5%). The amounts computed according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Normal course issuer bid

In June 2002, the Company filed a normal course issuer bid which entitled the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003. The purchases were made on the open market at the time of any particular purchase.

No shares were repurchased in 2003. During 2002, the Company repurchased 150,500 shares through its normal course issuer bid at an average price of $2.12 for an aggregate consideration of $318. The amount by which the average carrying value exceeded the cost of reacquiring the shares, amounting to $403, was credited to contributed surplus.

11	TECHNOLOGY PARTNERSHIPS CANADA AGREEMENT

On March 26, 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on April 30, 2007 and, as at December 31, 2003, represented approximately 0.5% of the current outstanding common shares of iFire. Under certain circumstances after December 31, 2004, TPC may put the warrants to iFire in consideration for their fair market value at that date or for a 0.255 percentage point increase in the royalty rate, at the option of iFire.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $5,997 have been recorded in 2003 (2002 – $9,063). Of this amount, $5,204 (2002 – $8,061) has been credited to research and development expense and $793 (2002 – $1,002) has been credited to capital assets. The final contribution claims were recorded in the quarter ended September 30, 2003 and final payment received in the fourth quarter of 2003. As at December 31, 2002, the Company had a receivable of $2,080 for contribution claims relating to expenditures in 2002.

12	GUARANTEES

In 2003, the CICA issued Accounting Guideline 14 “Disclosure of Guarantees” which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit. In the normal course of operations, the Company has issued letters of credit in the amounts of US$1,060 which expire on March 31, 2004. In Canadian dollars, these guarantees amounted to approximately $1,370 as at December 31, 2003.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Guarantees (continued)

The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (Note 8).

13	PENSION PLANS

The Company maintains defined contribution pension plans for its salaried and hourly employees. These plans were funded $784 during the year ended December 31, 2003 (2002 – $1,117).

In 2003, the Company wound up the defined benefit pension plan and purchased annuities for pensioners and remaining plan members. The cost of these annuities amounting to $2,792 was funded through plan assets valued at $2,648 and a contribution by the Company of $144.

14	DERIVATIVE FINANCIAL INSTRUMENTS

In respect of its Ambeon Division, the Company hedges its exposure to contracted nickel sales, raw material purchases and certain produced inventory which are at price risk, through the use of nickel forward contracts traded over the counter with counterparties under terms governed by the London Metal Exchange (“LME”) policies. Settlements are based on LME prices, unless other prices are negotiated. At December 31, 2003, there were deferred gains of $101 and unrealized losses of $1,083 (2002 – deferred losses of $269 and unrealized losses of $75) on these hedges which are offset by unrecognized gains in physical inventory and raw material costs.

The unrealized commodity positions at December 31, 2003 totaled 186 tonnes (2002 – 312 tonnes) and expire on February 18, 2004.

From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. Gains are recognized upon realization, losses when identified, and both are included in interest income. At December 31, 2003 and December 31, 2002, there were no unrecognized gains or losses and no open foreign exchange contracts. The open positions at December 31, 2002, which expired in January 2003, were 61 Euro and $2,600 U.S.

At December 31, 2003, there were no open forward rate agreement contracts. At December 31, 2002, there were accrued losses on open forward rate agreement contracts of $290. The cumulative notional amount of these open positions at December 31, 2002 amounted to $100,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $1,315 (2002 – $3,409) and to future annual payments under operating leases as follows:

2004	2005	2006	2007	2008
$1,011	$918	$544	$14	$14

Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

16	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2003, a 1% decrease in interest rates would have reduced earnings before income taxes by $783 (2002 – $922). Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.

Foreign currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts.

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	EARNINGS PER SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002
Weighted average number of common shares outstanding
– basic earnings per share	78,044,689	77,923,525
Effect of dilutive securities	130,654	17,550

Weighted average number of common shares outstanding
– diluted earnings per share	78,175,343	77,941,075

The impact of all dilutive securities on earnings per share is anti-dilutive as at December 31, 2003 and 2002.

18	SEGMENTED INFORMATION

The Company is managed using two operating segments, which have been determined based on the nature of the products produced: NUCRYST Pharmaceuticals and iFire Technology. Discontinued operations are disclosed separately (Note 3).

The NUCRYST Pharmaceuticals segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat panel full color solid-state display technology with applications in both the large screen and small graphic display markets.

The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $7,800 at December 31, 2003 (2002 – $13,300) are investments and future income tax assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments.

			Depreciation		Non-cash
Year Ended		Divisional	and	Capital	Assets
December 31, 2003	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2003
NUCRYST Pharmaceuticals	$16,212	$(1,948)	$892	$1,827	$12,556
iFire Technology	911	(19,861)	2,693	8,424	20,544
Other	162	(1,284)	1,416	132	7,800

Continuing operations	$17,285	$(23,093)	$5,001	$10,383	$40,900

			Depreciation		Non-cash
Year Ended		Divisional	and	Capital	Assets
December 31, 2002	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2002
NUCRYST Pharmaceuticals	$8,344	$(6,985)	$554	$2,416	$9,759
iFire Technology	4,270	(16,915)	2,642	2,909	17,184
Other	13	(841)	1,035	727	13,300

Continuing operations	$12,627	$(24,741)	$4,231	$6,052	$40,243

Direct export shipments for continuing operations amounted to $10,124 (2002 – $7,555). These exports were to customers in the United States $5,678 (2002 – $5,095), Europe $4,415 (2002 – $2,374) and Asia $31 (2002 – $86).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	SUBSEQUENT EVENT

On January 30, 2004, iFire entered into a US$10 million loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP will partially fund the capital cost to upgrade iFire’s Toronto facility to enable pilot manufacturing of flat panel displays. The loan will be drawn down during 2004, carries a nominal interest rate, and is repayable on June 30, 2006.

20	COMPARATIVE FIGURES

Certain 2002 figures have been reclassified to conform to the presentation of the current year.

Board of Directors

Shareholder Information

Directors
Ian W. Delaney 4
Non-executive Chairman of the Board
The Westaim Corporation

Neil Carragher 2, 4
Chairman of The Corporate Partnership Ltd.

Barry M. Heck
President and Chief Executive Officer
The Westaim Corporation

Frank W. King 1, 4
President of Metropolitan Investment Corporation

Edward M. Lakusta 1, 3, 4
Private Business and Energy Consultant

Daniel P. Owen 2, 3, 4
Chairman of Molin Holdings Limited

Guy J. Turcotte 2, 3, 4
President and Chief Executive Officer of
Western Oil Sands Inc.

Bruce V. Walter 1, 4
Vice-Chairman of Dynatec Corporation
Investor Relations
Anthony B. Johnston
Senior Vice President
The Westaim Corporation
Tel: (403) 234-3103
Fax: (403) 237-6565
E-mail: info@westaim.com

Stock Information
Traded on The Toronto Stock Exchange
under the symbol WED
Traded on NASDAQ under the symbol WEDX

Shares issued and outstanding
as at December 31, 2003 were 78,073,386

Transfer Agent
Computershare Trust Company of Canada
530-8th Avenue S.W., Suite 600
Calgary, Alberta
T2P 3S8
Tel: 1-888-267-6555
E-mail: caregistryinfo@computershare.com

1.	Member of the Audit Committee

2.	Member of the Compensation Committee

3.	Member of the Environmental, Health and Safety Committee

4.	Member of the Corporate Governance Committee

Corporate Information

Executive Officers

Barry M. Heck
President and
Chief Executive Officer

G.A. (Drew) Fitch
Senior Vice
President and Chief
Financial Officer

Anthony B. Johnston
Senior Vice President

Brian D. Heck
Vice President,
General Counsel and
Corporate Secretary

Business Leaders

iFire Technology Inc.

Anthony B. Johnston
President

NUCRYST Pharmaceuticals Corp.

Scott H. Gillis
President

Offices

Executive Office

144 – 4th Avenue S.W.
Suite 1010
Calgary, Alberta
T2P 3N4
Tel: (403) 237-7272
Fax: (403) 237-6565
E-mail: info@westaim.com
www.westaim.com

Corporate Office

10102 – 114 Street
Fort Saskatchewan, Alberta
T8L 3W4
Tel: (780) 992-5300
Fax: (780) 992-5301

iFire Technology Inc.

15 City View Drive
Toronto, Ontario
M9W 5A5
Tel: (416) 246-1030
Fax: (416) 246-0458
www.ifire.com

NUCRYST Pharmaceuticals Corp.

50 Audubon Road
Suite B
Wakefield, Massachusetts
01880
Tel: (781) 224-1444
Fax: (781) 246-6002
www.nucryst.com

CERTAIN STATEMENTS CONTAINED IN THE REPORT INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934. THE WORDS “MAY”, “SHOULD”, “WOULD”, “SUSPECT”, “OUTLOOK”, “BELIEVE”, “ANTICIPATE”, “ESTIMATE”, “EXPECT”, “INTEND”, “PLAN”, AND WORDS AND EXPRESSIONS OF SIMILAR IMPORT ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING EXPECTED PRODUCT DEVELOPMENT, PERFORMANCE, APPLICATION AND INTRODUCTIONS; EXPECTED PRODUCT COST ADVANTAGES; THE EXPECTED COMMENCEMENT OR COMPLETION DATES OF THE TORONTO FACILITY UPGRADES, PILOT MANUFACTURING AND PRODUCTION OF PRODUCT QUALITY DISPLAYS AND PANELS; SALES GROWTH; FINANCING ABILITY; THE PRODUCTION BY IFIRE TECHNOLOGY INC. (“IFIRE”) OF FLAT PANEL MODULES IN 2006; IFIRE’S ABILITY TO MEET PRODUCT PERFORMANCE EXPECTATIONS IN COMMERCIAL PRODUCTION; INDUSTRY PREDICTIONS OF TELEVISION SALES; EXPECTED TIMING FOR THE START AND COMPLETION OF CLINICAL TRIALS BY NUCRYST PHARMACEUTICALS CORP. (“NUCRYST”); NUCRYST’S DEVELOPMENT OF NEW PRODUCTS AND COMPLETION OF ASSOCIATED CLINICAL TRIALS AND THE SUBMISSION OF FDA APPLICATIONS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THEY INVOLVE SIGNIFICANT RISKS, UNCERTAINTIES AND ASSUMPTIONS AND OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THESE FORWARD-LOOKING STATEMENTS FOR VARIOUS REASONS GENERALLY BEYOND OUR CONTROL, INCLUDING: (I) UNEXPECTED OBSTACLES IN DEVELOPING IFIRE TECHNOLOGY, MANUFACTURING PROCESSES AND NEW APPLICATIONS; (II) UNFORESEEN COMPLEXITIES AND DELAYS ASSOCIATED WITH COMPLETING THE TORONTO FACILITY UPGRADE AND ACHIEVING TIMING TARGETS FOR PILOT MANUFACTURING AND THE PRODUCTION OF PRODUCT QUALITY DISPLAYS AND PANELS AND THE COMMERCIAL INTRODUCTION AND SALE OF IFIRE PRODUCTS; (III) PATENT AND TECHNICAL HURDLES WHICH MIGHT INHIBIT OR DELAY NUCRYST’S ABILITY TO DEVELOP OR COMMERCIALIZE PHARMACEUTICAL APPLICATIONS; (IV) DELAYS IN RECEIVING REGULATORY APPROVALS, INCLUDING FROM THE FDA; (V) MARKET OR ECONOMIC CONDITIONS WHICH MIGHT AFFECT THE DEMAND FOR ELECTRONIC MATERIALS AND PHARMACEUTICAL PRODUCTS; (VI) GENERAL ECONOMIC AND FINANCING CONDITIONS WHICH MAY AFFECT THE ABILITY TO RAISE NEW CAPITAL OR AFFECT POTENTIAL PARTNER ABILITY TO CONTRIBUTE FINANCIALLY; (VII) THE ACTIVITIES OF OUR COMPETITORS AND TECHNOLOGICAL DEVELOPMENTS THAT DIMINISH THE ATTRACTIVENESS OF OUR PRODUCTS; AND (VIII) GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES.

THE WESTAIM CORPORATION

Notice of Annual and Special Meeting of Shareholders
to be held May 5, 2004

     NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of The Westaim Corporation (the “Corporation”) will be held at The Metro Toronto Convention Centre, South Building, Room 714, 255 Front Street West, Toronto, Ontario, on Wednesday, May 5, 2004 at 10:00 a.m. EST, to:

(a)	receive and consider the Financial Statements of the Corporation for the financial year ended December 31, 2003 and the Auditors’ Report to the shareholders;

(b)	elect directors;

(c)	appoint auditors and authorize the board of directors to fix their remuneration;

(d)	consider and, if thought fit, pass a resolution approving a Shareholder Rights Plan Agreement dated March 10, 2004 between the Corporation and Computershare Trust Company of Canada;

(e)	consider and, if thought fit, pass a resolution approving an amendment to the Restricted Share Unit Plan of the Corporation; and

(f)	transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

     Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

     The Financial Statements for the financial year ended December 31, 2003, together with the Auditors’ Report thereon, form part of the Annual Report of the Corporation, a copy of which accompanies this notice.

     Shareholders registered on the books of the Corporation at the close of business on March 19, 2004 are entitled to notice of and to vote at the Meeting.

     Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Dated at Calgary, Alberta, this 10th day of March, 2004. By Order of the Board,

Brian D. Heck Corporate Secretary

     If you are unable to be present at the Meeting, PLEASE COMPLETE AND RETURN THE ACCOMPANYING FORM OF PROXY in the envelope provided for that purpose.

THE WESTAIM CORPORATION

Information Circular

MATTERS REQUIRING SHAREHOLDER APPROVAL

     This proxy information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (the “Management”) of The Westaim Corporation (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at The Metro Toronto Convention Centre, South Building, Room 714, 255 Front Street West, Toronto, Ontario, on Wednesday, May 5, 2004 at 10:00 a.m. EST, for the purposes set out in the Notice of Meeting accompanying this Information Circular and any adjournment(s) thereof.

Election of Directors
     The Articles of the Corporation require a minimum of three and a maximum of fifteen directors. The number of directors to be elected at an annual meeting of shareholders shall be the number of directors then in office unless the directors or shareholders by simple majority otherwise determine from time to time. The board of directors (the “Board”) has resolved to set the number of directors at eight.

     Management of the Corporation proposes to nominate at the Meeting and the persons named in the accompanying form of proxy intend to vote at the Meeting for the election of the persons whose names are set forth in the table below to serve until the next meeting of shareholders of the Corporation (the “Shareholders”) at which election of directors is considered. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director.

     The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors at the Meeting, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the period during which they have been directors of the Corporation, and their shareholdings including the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Corporation by the respective nominees.

     As announced in the Corporation’s press release dated February 19, 2004, it is the intention of the Board to increase its size from eight to ten members following the Meeting and a search is underway for two additional directors.

Name and Position		Director
or Office with Corporation	Principal Occupation	Since	Shareholdings[5]
Neil Carragher[3,4] Director Ontario, Canada	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996	53,907 33,595	common DSUs

Ian W. Delaney[4] Director and non-executive Chairman of the Board Ontario, Canada	Chairman of Sherritt International Corporation (a nickel/cobalt mining and refining, oil and gas exploration and production, hotel and other general investment company)	May 1996	2,199,580	common

Barry M. Heck Director and President and Chief Executive Officer Alberta, Canada	President and Chief Executive Officer of the Corporation	January 2003	70,965 50,000	common RSUs

Name and Position		Director
or Office with Corporation	Principal Occupation	Since	Shareholdings[5]
Frank W. King[1,4] Director Alberta, Canada	President of Metropolitan Investment Corporation (a capital investment, management services company)	May 1996	8,000 34,609	common DSUs

Edward M. Lakusta1,[4] Director Alberta, Canada	Private Business and Energy Consultant	May 1996	9,946 30,808	common DSUs

Daniel P. Owen[2,4] Director Ontario, Canada	Chairman of Molin Holdings Limited (an investment management company)	May 1996	508,000 26,795	common DSUs

Guy J. Turcotte[2,3,4] Director Alberta, Canada	President and Chief Executive Officer of Western Oil Sands Inc. (an oil sands production company)	April 1998	8,000 27,253	common DSUs

Bruce V. Walter[1,4] Director Ontario, Canada	Vice Chairman of Dynatec Corporation (a mining, drilling and metallurgical technologies company)	May 1997	32,800 55,072	common DSUs

1.	Messrs. King, Lakusta and Walter are members of the Audit Committee.

2.	Messrs. Owen, Lakusta and Turcotte are members of the Environmental, Health and Safety Committee.

3.	Messrs. Carragher, Owen and Turcotte are members of the Compensation Committee.

4.	Messrs. Carragher, Delaney, King, Lakusta, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

5.	Shareholdings comprise common shares beneficially owned or controlled, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”)

     IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors and Authorization to Fix Their Remuneration
     The persons named in the enclosed form of proxy intend to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the Board to fix their remuneration. Deloitte & Touche LLP were first appointed auditors of the Corporation on May 7, 1996.

SHAREHOLDER RIGHTS PLAN

     Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth below (the “Rights Plan Resolution”), to ratify the adoption of the Shareholder Rights Plan (the “Rights Plan”). The Rights Plan, unanimously adopted by the Board, is contained in an agreement entered into with Computershare Trust Company of Canada as of March 10, 2004 (the “Shareholder Rights Plan Agreement”). The proposed Rights Plan is substantially the same as the prior shareholder rights plan effective March 9, 1999, which has now lapsed.

2   INFORMATION CIRCULAR

     The Rights Plan became effective March 10, 2004 and will continue in effect unless the Shareholders do not approve the Rights Plan Resolution. A copy of the Shareholder Rights Plan Agreement will be available for inspection by the Shareholders at the Meeting or may be obtained by Shareholders in advance of the Meeting upon written request to the Corporate Secretary of the Corporation at fax number 780-992-5202, no later than May 3, 2004. The Shareholder Rights Plan Agreement has also been filed on SEDAR and is accessible at www.sedar.com.

Purpose of the Shareholder Rights Plan
     The Corporation has established a Rights Plan, the purpose of which is to provide Shareholders and the Board with sufficient time to consider any take-over bid made for the common shares of the Corporation (the “common shares”) and to allow a reasonable period of time for the Board to explore and develop alternatives to maximize Shareholder value.

     The Board believes that the implementation of the Rights Plan will encourage persons seeking to acquire control of the Corporation to do so by means of a public take-over bid or offer available to all Shareholders. The Board further believes that the Rights Plan will discourage unfair, coercive bid tactics and strategies that do not treat all Shareholders equally and fairly.

     The Rights Plan was not adopted in response to, or in anticipation of, any specific acquisition proposal. At the date of this Information Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. It was not the intention of the Board in adopting the Rights Plan to secure the continuance of office of the existing members of the Board or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and the Shareholders.

     The Board believes that the Rights Plan will not adversely limit the opportunity for Shareholders to dispose of their shares through a take-over bid for the Corporation which provides fair value to all Shareholders. The Board will continue to be bound to consider fully and fairly any take-over bid for common shares and to discharge its responsibilities with a view to the best interests of the Shareholders.

     The provisions of the Rights Plan relating to Permitted Bids, which are described below under “Summary of the Plan – Permitted Bid Requirements” will permit Shareholders to tender to a take-over bid which is a take-over bid permitted by the Rights Plan (a “Permitted Bid”) regardless of the views of the Board as to the acceptability of the bid. If an acquiror determines not to meet the requirements of a Permitted Bid, then the Board may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the take-over bid. Shareholders are advised that the adoption of the Rights Plan may preclude the consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.

     Shareholder rights plans have been adopted by a large number of publicly held corporations in Canada and the United States. The terms of the Rights Plan, set forth in the Shareholder Rights Plan Agreement, are substantially similar to those recently adopted by other major Canadian corporations.

Summary of the Plan
     A summary of the principal terms of the Rights Plan is set forth below.

     Effective Date. The effective date of the Rights Plan is March 10, 2004 (the “Effective Date”).

     Term. Six years, subject to ratification by the Shareholders at the Meeting and to reconfirmation by Shareholders at the third annual meeting thereafter.

     Shareholder Approval. For the Rights Plan to continue in effect following the Meeting, the Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting by Shareholders voting in person and by proxy.

     Issue of Rights. On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and will attach to each common share subsequently issued.

     Rights Exercise Privilege. The Rights will separate from the common shares and will be exercisable eight business days (or such later date as the Board may determine) (the “Separation Time”) after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Upon the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $200 worth of common shares for $100 (i.e. at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the common shares, reported

INFORMATION CIRCULAR   3

earnings per common share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

     Certificates and Transferability. Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the Effective Date and will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

     Permitted Bid Requirements. The requirements for a Permitted Bid include the following:

     (a)  the take-over bid must be made by way of a take-over bid circular;

     (b)  the take-over bid must be made to all holders of common shares;

     (c)  the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the common shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

     (d)  if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement; and

     (e)  the common shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for. The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum of 35 days.

     Waiver and Redemption. The Board may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of common shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of common shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the Board. With the majority consent of Shareholders or Rights holders at any time prior to the later of a Flip-in Event and the Separation Time, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each, provided however that no payment shall be made to any Shareholder if the aggregate amount payable to that Shareholder is less than $10.

     Exemptions for Investment Advisors. Investment advisors (or client accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

     Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of common shares if the holder of such common shares has agreed to deposit or tender its common shares pursuant to a “Permitted Lock-up Agreement” to a take-over bid (the “Lock-up Bid”) made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any break-up fees payable by the tendering Shareholder cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed (including to the Corporation) and the Permitted Lock-up Agreement permits the tendering Shareholder to withdraw its common shares in order to deposit or tender the common shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of common shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

     Supplements and Amendments. The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Corporation is authorized to amend or supplement the Rights Plan as the Board may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of Shareholders or Rights holders.

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Canadian Federal Income Tax Consequences of the Shareholder Rights Plan
     Under the Income Tax Act (Canada) (the “Tax Act”), the issue of the Rights under the Rights Plan may be a taxable benefit which must be included in the income of a Canadian resident Shareholder or, in the case of a non-resident Shareholder, subject to a withholding tax; however, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. The Rights should be considered to be issued at no cost and, as a result, the holder of Rights may have income tax or be subject to withholding tax under the Tax Act if the holder of the Rights disposes of the Rights or disposes of the common shares granted upon exercise of the Rights.

     This statement is of a general nature only and is not intended to constitute nor should it be construed as legal or tax advice to any particular Shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial, state or foreign legislation.

Recommendation of the Board
     The Board has determined that the Rights Plan is in the best interests of the Corporation and the Shareholders. The Board unanimously recommends that Shareholders vote in favour of the Rights Plan Resolution.

     Unless specified in a form of proxy that the common shares represented by the proxy shall be voted against the Rights Plan Resolution, it is the intention of the persons designated in the enclosed form of proxy to vote for the Rights Plan Resolution.

Shareholder Rights Plan Resolution
     “RESOLVED THAT the Shareholder Rights Plan Agreement dated as of March 10, 2004 between The Westaim Corporation and Computershare Trust Company of Canada and described in the proxy information circular of the Corporation dated March 10, 2004, be and the same is hereby approved, ratified and confirmed and that any officer or director of the Corporation is authorized, in the name and on behalf of the Corporation, to do all such things and execute all such documents as may be necessary or advisable to implement this resolution.”

AMENDMENT OF RESTRICTED SHARE UNIT PLAN

Amendment Sought to Restricted Share Unit Plan
     The Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) effective February 19, 2004, and seeks Shareholder approval for an amendment to the RSU Plan to permit the Corporation to satisfy its obligations to certain employees of the Corporation and its affiliates (“Participants”) under the RSU Plan by issuance of common shares from the treasury of the Corporation (“Treasury”). Shareholders will be asked at the Meeting to consider and approve a resolution, the text of which is set forth below, to amend the RSU Plan as noted above. A copy of the RSU Plan can be obtained from the Corporate Secretary by written request at fax number 780-992-5202 no later than May 3, 2004.

     Under the RSU Plan in its current form, the Corporation must satisfy the settlement of RSUs by means of either a cash payment or by purchasing common shares in the open market for delivery to the Participant. The requested amendment to the RSU Plan will provide the Corporation with the option of issuing shares from Treasury in settlement of RSUs, thereby preserving cash. If the Shareholders do not approve the requested amendment the balance of the RSU Plan will remain in place.

     In accordance with the rules of the Toronto Stock Exchange (the “TSX”), in order to be effective, the requested resolution must be passed by the affirmative vote of the majority of the votes cast at the Meeting with respect to such resolution other than votes attaching to common shares beneficially owned by insiders of the Corporation to whom common shares may be issued pursuant to the RSU Plan or any such person’s associates. To the Corporation’s knowledge, approximately 3.2 million votes attached to common shares of the Corporation will not be counted for purposes of determining such approval.

No Additional Dilution as a result of the Restricted Share Unit Plan
     By the express terms of the RSU Plan, the adoption of the RSU Plan and the approval of the amendment requested will not result in any dilution to the Shareholders beyond that already permitted pursuant to the Corporation’s 1996 Employee and Director Stock Option Plan (the “Option Plan”) since all grants of RSUs (“Grants”) will fit within the currently authorized pool of common shares reserved for stock options. By the terms of the RSU Plan, the aggregate number of common shares issued or which may be issued from Treasury pursuant to Grants together with the aggregate number of common shares issued or for which options are outstanding pursuant to the Option Plan, shall not exceed the total number of common shares reserved for issuance under the Option Plan.

INFORMATION CIRCULAR   5

Purpose of the Restricted Share Unit Plan
     The adoption of the RSU Plan reflects a revised approach by the Corporation away from solely short-term (i.e. base salary) and long-term incentive compensation (i.e. stock options) to a more balanced compensation approach containing elements of short-term, mid-term and long-term compensation. The Board believes that, in combination with other elements of a compensation package, the RSU Plan provides a useful compensation tool for aligning executive interests with the interests of the Shareholders.

     The purpose of the RSU Plan is to promote the mid-term and long-term success of the Corporation by providing the Board with additional flexibility to recruit, motivate and retain senior management through the issuance of RSUs to Participants based on an assessment of a Participant’s current and potential ability to contribute to the success of the Corporation and to the enhancement of the Corporation’s share value. Grants may be based on individual and corporate performance criteria, and are intended to provide Participants with additional incentive to further the growth and development of the Corporation, to encourage Participants to remain in the employment of the Corporation and to encourage Participants to acquire a proprietary interest in the Corporation through ownership of common shares or RSUs. The Board believes that the RSU Plan achieves a better correlation between executive and Shareholder interests in the mid-term than other compensation options available to the Corporation.

Grants of RSUs under the Restricted Share Unit Plan
     The RSU Plan provides for Grants to be made from time to time by the Board or a committee thereof, or by an administrator appointed by the Board. Each Grant will be made in accordance with terms specific to that Grant, which terms may include criteria relating to performance and vesting. Examples of specific performance criteria which may be associated with a Grant include the performance of the common shares of the Corporation in the market, financial performance by the Corporation or by a specific business unit of the Corporation or both, or by other corporate or individual measures. Depending upon the terms of the Grant, each RSU may be redeemed for cash or converted into one common share of the Corporation at the end of the grant period, not to exceed three years, without any further consideration payable to the Corporation in respect thereof. Grants under the RSU Plan may have different terms even in cases where several Grants are made at the same time.

Grants of RSUs to date under the Restricted Share Unit Plan
     To date, the Corporation has made Grants under the RSU Plan as described in the Summary Compensation Table contained in the Statement of Executive Compensation section of this Information Circular, and in note 3 to that table.

Amendment of the Restricted Share Unit Plan
     Amendments to the RSU Plan may be made by the Board without approval of the Shareholders, subject, if the RSU Plan is amended as proposed, to regulatory requirements and provided that the number of common shares reserved for issuance cannot be increased except with approval of the Shareholders.

Recommendation of the Board
     The Board has determined that the proposed amendment of the RSU Plan is in the best interests of the Corporation and the Shareholders. The Board therefore recommends that Shareholders vote in favour of the approval of the proposed amendment of the RSU Plan, and the resolution set forth below. The persons named in the enclosed form of proxy intend to vote at the Meeting FOR the approval of the amendment of the RSU Plan, as proposed, unless otherwise directed by the Shareholders appointing them.

Resolution for Amendment of Restricted Share Unit Plan
     “RESOLVED THAT the Restricted Share Unit Plan dated effective February 19, 2004 be amended to permit the Corporation to satisfy its obligations pursuant to the plan by issuance of common shares from the treasury of the Corporation, that such amendment is hereby approved, ratified and confirmed and that any officer or director of the Corporation is authorized, in the name and on behalf of the Corporation, to do all such things and execute all such documents as may be necessary or advisable to implement this resolution.”

6   INFORMATION CIRCULAR

GENERAL STATUTORY INFORMATION

Solicitation of Proxies
     Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost. The Corporation has distributed copies of the notice, the Information Circular, form of proxy and the annual report (collectively, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (“Intermediaries”) for onward distribution to Shareholders whose common shares are held by or in the custody of those Intermediaries (“Non-registered Shareholders”). The Intermediaries are required to forward the Documents to Non-registered Shareholders.

     Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries. The cost of the solicitation will be borne by the Corporation.

     Non-registered Shareholders who wish to file proxies should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-registered Shareholders will either:

     (a)  be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the Corporation’s transfer agent; or

     (b)  be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

Appointment of Proxy
     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the General Counsel and Corporate Secretary of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. EST on May 3, 2004; provided, however, that the Chairman of the Meeting may, in his sole discretion, accept proxies delivered to him up to the commencement of the Meeting.

Revocation of Proxy
     A Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time prior to its use by an instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either at the offices of the Corporation, 10102-114 Street, Fort Saskatchewan, Alberta, T8L 3W4, fax – (780) 992-5202 at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies and Discretion Thereof
     Common shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, IN FAVOR OF A RESOLUTION APPROVING THE SHAREHOLDER RIGHTS PLAN AGREEMENT, AND IN FAVOR OF A RESOLUTION TO AMEND THE CORPORATION’S RESTRICTED SHARE UNIT PLAN AS STATED UNDER THOSE HEADINGS IN THE INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgement.

INFORMATION CIRCULAR   7

Voting Shares and Principal Holders Thereof
     As of March 10, 2004 the Corporation had 78,102,178 issued and outstanding common shares. Each Shareholder is entitled to one vote for each common share shown as registered in his or her name on the list of Shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 and at the Meeting. The list of Shareholders is as of March 19, 2004, the record date fixed for determining Shareholders entitled to notice of the Meeting. If a person has acquired ownership of common shares since that date, he or she may establish such ownership and demand, not later than 10 days before the Meeting, that his or her name be included in the list of Shareholders.

     To the knowledge of the directors and officers of the Corporation no person owns beneficially, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all common shares of the Corporation entitled to be voted at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table
     The following table summarizes, for the periods indicated, the compensation of the Corporation’s President and Chief Executive Officer, each of the Corporation’s three executive officers who were serving as executive officers at December 31, 2003 and the Corporation’s former President and Chief Executive Officer. Such executive officers are referred to as the “Named Executive Officers.”

						Long Term Compensation			Number of
		Annual Compensation				Awards			Common
									Shares
					Other	Securities	Restricted	All	Beneficially
	Year				Annual	Under	Shares or	Other	Owned or
Name and	Ended				Compen-	Options	Restricted	Compen-	Controlled
Principal Position	Dec. 31	Salary	Bonus		sation[1]	Granted[2]	Share Units[3]	sation[4]	at Year End
B.M. Heck[5]	2003	$393,750	—		$39,400	200,000	50,000	$33,272	70,965
President and	2002	$248,335	$36,458	[6]	$25,412	70,200	—	$16,350	70,965
Chief Executive Officer	2001	$236,250	—		$26,125	87,400	—	$15,263	55,765

G.A. Fitch	2003	$262,500	—		$25,000	75,000	20,000	$16,736	98,274
Senior Vice President	2002	$250,000	—		$25,000	57,500	—	$16,500	93,278
and Chief Financial Officer	2001	$247,500	—		$25,000	62,000	—	$16,275	83,278

A.B. Johnston	2003	$242,500	$48,500	[7]	$25,000	50,000	20,000	$21,190	94,834
Senior Vice	2002	$228,335	$33,542	[7]	$25,000	47,500	—	$14,550	94,834
President	2001	$217,500	—		$25,000	70,000	—	$13,575	94,834

K.J. Jenkins[8]	2003	$20,474	—		$2,068	—	—	$962,681 [9]	— [10]
Former President and	2002	$450,000	—		$46,705	170,000	—	$36,324	284,161
Chief Executive Officer	2001	$446,875	—		$49,620	226,000	—	$35,877	264,161

     1.   Mr. Heck received a cash allowance in lieu of perquisites in 2003 in the amount of $39,375 which amount is included in Other Annual Compensation. In 2001 and 2002, Mr. Heck received cash allowances in lieu of perquisites of $25,000 which is included in Other Annual Compensation. For Messrs. Fitch and Johnston, amounts shown as other annual compensation were allowances in lieu of perquisites. In 2001, 2002 and 2003, Mr. Jenkins

8   INFORMATION CIRCULAR

received cash allowances in lieu of perquisites in the amounts of $40,000, $40,000 and $1,820 which amounts are included in Other Annual Compensation.

     2.   Grants of options pursuant to the 1996 Employee and Director Stock Option Plan (the “Option Plan”).

     3.   Amounts shown for 2003 represent grants of RSUs made in consideration of 2003 performance. These grants were made on February 19, 2004.

     4.   Mr. Heck received other compensation in 2003 in the form of contributions to the Corporation’s defined contribution pension plan and life insurance premiums. In 2001 and 2002, Mr. Heck received other compensation in the form of contributions to the Corporation’s defined contribution pension plan. Messrs. Fitch and Johnston received other compensation in the form of contributions to the Corporation’s defined contribution pension plan.

     5.   Mr. Heck was appointed President and Chief Executive Officer of the Corporation on January 15, 2003 and prior to that he was a Senior Vice President of the Corporation.

     6.   For the year ended December 31, 2002, Mr. Heck received bonus compensation in respect of his role as President of iFire Technology Inc., a subsidiary of the Corporation.

     7.   For the years ended December 31, 2002 and December 31, 2003, Mr. Johnston received bonus compensation in respect of his role as an executive officer of iFire Technology Inc.

     8.   Mr. Jenkins ceased to be President and Chief Executive Officer of the Corporation on January 15, 2003.

     9.   In 2001 and 2002, Mr. Jenkins received other compensation in the form of contributions to the Corporation’s defined contribution pension plan and life insurance premiums. In 2003, Mr. Jenkins received defined contribution pension plan and supplementary pension plan contributions, life insurance premiums and termination payments which included pay in lieu of notice, retirement allowance, pay in lieu of perquisites, pay in lieu of pension contributions, life insurance premiums and payout of accumulated supplemental pension contributions.

     10. Mr. Jenkins’ common share ownership in the Corporation as at December 31, 2003 is unknown to the Corporation.

Option Grants During the Year Ended December 31, 2003

			% of Total		Market Value of
			Options		Securities Underlying
	Securities Under		Granted to	Exercise or	Options on
	Options		Employees in	Base Price	the Date of Grant
Name	Granted[1]		Financial Year	($/Security)	($/Security)	Expiration Date
B.M. Heck	200,000	[2]	61.5%	$1.70	$1.70	Jan. 21, 2013
G.A. Fitch	75,000	[2]	23.1%	$1.90	$1.90	Feb. 28, 2013
A.B. Johnston	50,000	[2]	15.4%	$1.90	$1.90	Feb. 28, 2013
K.J. Jenkins	0		N/A	N/A	N/A	N/A

     1.   All awards were made in options to purchase common shares of the Corporation pursuant to the Option Plan and, in the ordinary course, are exercisable for a period ending 10 years from the date of the grant.

     2.   Awards are granted on the basis that in the ordinary course they will be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant.

INFORMATION CIRCULAR   9

Aggregated Option Exercises During the Year Ended December 31, 2003
and Financial Year-End(“FY-End”) Option Values

Value of Unexercised
	Securities	Aggregate		in-the-Money
	Acquired	Value	Options at FY-End	Options at FY-End[1]
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable
B.M. Heck	Nil	Nil	399,599/265,001	$28,591/$380,000
G.A. Fitch	Nil	Nil	449,499/125,001	$20,950/$127,500
A.B. Johnston	Nil	Nil	399,499/105,001	$0/$ 85,000
K.J. Jenkins	Nil	Nil	1,496,300/175,000 [2]	$20,700/$ 0

     1.   Based on the December 31, 2003 closing price on the TSX of $3.60.
     2.   On January 15, 2004 all of Mr. Jenkins’ outstanding 1,651,300 options expired and were cancelled. Prior to that date, Mr. Jenkins had exercised 20,000 options during 2004.

Employment Contracts
     The Corporation has entered into agreements with Messrs. Fitch and Johnston providing that, in the event of a change of control of the Corporation, each of them would be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefits plans for a period of 24 months upon termination of employment or for a period of 12 months if they elect to leave their employment. Also, each of them would be entitled to immediate vesting of all options granted under the Option Plan and all RSUs granted under the RSU Plan.

     In 2003, the Corporation entered into an employment agreement with Mr. Heck, and approved employment agreements with Messrs. Fitch and Johnston, providing that in the event of a termination of employment by the Corporation for reasons other than just cause or upon a change of control, Messrs. Heck, Fitch and Johnston would each be entitled to 12 months prior written notice of such termination, or to salary and continued benefits under all benefits plans and to the continued vesting of all stock options, for a period of 12 months.

     The Corporation has entered into an agreement with Mr. Heck providing that, in the event of a change of control of the Corporation, Mr. Heck would be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefits plans for a period of 36 months upon termination of employment by the Corporation or his election to leave employment. Mr. Heck would also be entitled to immediate vesting of all options granted under the Option Plan and all RSUs granted under the RSU Plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee
     The members of the Compensation Committee are Neil Carragher, Daniel P. Owen and Guy J. Turcotte. No member of the Compensation Committee is employed by the Corporation or its affiliates and no member is a former officer or employee of the Corporation or its affiliates.

Executive Compensation Policy
     The objective of the Corporation’s executive compensation policy is to motivate and reward the creation of long term Shareholder value. To this end, stock options have historically been the focus of the executive compensation program.

     In establishing the Corporation’s executive compensation policy, compensation comparisons are made with comparable companies by the Corporation’s compensation consultants. These comparisons are adjusted to reflect the relative size of the Corporation, the nature of the Corporation’s business and the particular job functions and performance of executives.

     Executive base salaries are targeted at the median of base salaries, as determined by such comparisons. The Corporation targets its benefits and perquisites at approximately the average for comparable companies. It is the

10   INFORMATION CIRCULAR

policy of the Corporation not to pay regular annual bonuses to executive officers except in respect of their roles as executive officers of subsidiaries of the Corporation.

     Annual stock option grants and RSU grants for the Corporation’s most senior executives are intended to result in their total executive compensation package being approximately at the 75th percentile of comparable companies when performance of the executive warrants such compensation.

     In 2004, the Corporation established the RSU Plan to provide a more balanced approach to incentive compensation by including mid term incentive compensation. The plan is described more fully in this circular under the heading “Amendment of Restricted Share Unit Plan”.

     The Corporation has established Long Term Incentive Programs (“LTI’s”) for employees of its two emerging technology business subsidiaries and for employees of the Corporation. These LTI’s provide for awards of stock appreciation rights or stock options in the respective subsidiary. The Named Executive Officers do not participate in these LTI’s in their capacities as executive officers of the Corporation.

     In 1999 the Corporation established the Directors and Officers Share Purchase Program (the “Purchase Program”). Under the Purchase Program, directors and designated officers are granted an option to purchase one common share of the Corporation for each common share purchased, to a cumulative maximum of 50,000 options. Options equal to the net purchases of common shares by the optionee during the calendar year vest at the end of the calendar year in which the purchases were made. Any options which do not vest at year end are cancelled.

     The Purchase Program was established to encourage directors and/or officers to purchase and hold common shares of the Corporation. Options granted under the Purchase Program are issued in accordance with the provisions of the Option Plan, are granted at an exercise price not less than the closing price of the common shares on the TSX for the trading day immediately preceding the date of grant and are exercisable for a period of ten years from the date of the grant. All Named Executive Officers have been designated participants under the Purchase Program.

Executive Compensation Procedures
     The Committee develops a compensation program for the Directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Committee. Executive compensation is reviewed and set annually.

Chief Executive Officer Compensation
     The Chief Executive Officer’s compensation is established using the policy and procedures set forth above.

     For 2003, Mr. Heck’s annual base salary was $400,000. No annual bonus was payable to Mr. Heck for 2003. A stock option grant on 200,000 shares was made to Mr. Heck on January 21, 2003, and a grant of 50,000 RSUs in respect of 2003 performance was made to Mr. Heck on February 19, 2004 pursuant to the RSU Plan of the Corporation.

     The Committee believes that it is important for the Chief Executive Officer of the Corporation to have significant exposure to the Corporation’s share price. As indicated above, stock options are the focus of the long-term compensation program and RSUs are the focus of the mid-term compensation program for the Chief Executive Officer; other compensation elements are secondary.

Report presented by, Neil Carragher, Chairman Daniel P. Owen Guy J. Turcotte

INFORMATION CIRCULAR   11

Performance Graph
     The following graph shows changes as at December 31 of each year, since December 31, 1998, in the value of a $100 investment in the Corporation and the S&P/TSX Composite Index assuming reinvestment of dividends.

Remuneration of Directors
     During 2003 and through February of 2004, directors, other than Mr. Heck and Mr. Delaney, were paid at the rate of $3,000 for each Board meeting attended in person, $1,000 for each committee meeting attended in person and $500 for each Board or committee telephone meeting. Where committee meetings attended in person lasted more than four hours, an additional $1,000 was paid. Committee chairmen received an additional $1,000 per meeting attended in person, an additional $1,000 for meetings lasting longer than four hours and an additional $500 for attendance at telephone committee meetings. When a director was required to travel more than three hours to attend a meeting, an additional fee of $2,000 was paid, without duplication. Maximum fees payable in one day were $4,000 for directors and $5,000 for committee chairmen, plus travel fees. Travel expenses are paid in addition to meeting fees.

     Effective after February of 2004, directors other than Mr. Heck and Mr. Delaney will be paid at the rate of $5,000 per Board meeting attended in person, $2,000 per committee meeting attended in person and $1,000 for each Board or committee telephone meeting. Where committee meetings attended in person last longer than four hours, an additional $1,000 will be paid, which is unchanged from prior practice. Committee chairmen will receive an additional $1,000 for meetings attended in person and a further $2,000 for such meetings lasting longer than four hours, the latter of which is unchanged from prior practice. Committee chairmen will receive an additional $500 for committee meetings held by telephone, again unchanged from prior practice. The chairman of the Audit Committee will receive an additional annual retainer of $5,000. The travel fee for travel of more than three hours will also remain unchanged at $2,000, without duplication. Maximum daily fees will increase to $7,000 for Directors and $8,000 for committee chairmen who chair a meeting on the same day, plus travel fees. Travel expenses will be paid in addition to meeting fees.

     As Chairman of the Board, Mr. Delaney receives an annual fee of $100,000 in lieu of director’s meeting fees. He is also reimbursed for expenses incurred in connection with attendance at meetings of the Board and committees.

     Each of the directors, other than Messrs. Delaney and Heck, has been granted an aggregate of 180,000 options to purchase common shares. In addition, all directors are designated participants in the Purchase Program described under the heading Executive Compensation Policy in this Information Circular.

     In February of 2003, Mr. Delaney received a grant of options to purchase 50,000 common shares at an exercise price of $1.90. All of the above options were granted on the basis that in the ordinary course they would be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant and are exercisable for a period ending ten years from the date of the grant. Mr. Delaney holds an aggregate of 1,447,200 options including a grant of 50,000 in February of 2004.

     In 2001, the Corporation established a Deferred Share Unit Plan (the “DSU Plan”) for outside directors. Under the DSU Plan, at the end of each calendar quarter all outside directors are granted deferred share units (“DSUs”) equal in value to the meeting fees payable to that director for the preceding quarter. A DSU is attributed a value based on the closing price of the Corporation’s common shares on the TSX on the trading day prior to the date of grant (the “Market Value”). In addition, outside directors may elect to receive 50% or 100% of their meeting fees in the form of DSUs, valued at a 10% discount to Market Value upon grant. All DSUs will be paid out in cash only. The value of a DSU, when converted to cash, is equivalent to the Market Value of a common share of the

12   INFORMATION CIRCULAR

Corporation at the time the conversion takes place. A director cannot convert DSUs to cash until the director ceases to be a member of the Board. Mr. Delaney and Mr. Heck are not eligible to participate in the DSU Plan.

     In July of 2003, the Board added two new directors (Michael B.C. Davies and G. Wesley Voorheis) who were nominated by some of the Corporation’s large institutional Shareholders, and a strategic review committee (the “Special Committee”) of the Board, including Messrs. Davies and Voorheis, was constituted to consider the alternatives available to the Corporation to maximize Shareholder value for the benefit of all Shareholders and to make such recommendations to the Board with respect to the foregoing as the Special Committee considered appropriate. Members of the Special Committee were paid $3,000 for each meeting of the Special Committee attended by the member in person or by telephone and $3,000 per day spent working on Special Committee matters (or a pro rata amount based on the percentage of the day spent working on Special Committee matters). Total fees paid to the members of the Special Committee were $637,000. The Special Committee delivered its final report to the Board on December 18 and 19, 2003, upon completion of its mandate, following which the Special Committee was disbanded, and Mr. Davies and Mr. Voorheis retired from the Board in February of 2004.

Directors’ and Officers’ Liability Insurance
     Directors’ and officers’ liability insurance in the amount of $65,000,000 was purchased during the last completed financial year at the Corporation’s expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its past and present subsidiaries. The premium paid by the Corporation for such insurance is currently $272,500 per year. There is a deductible to the Corporation of $250,000 per occurrence.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The by-laws of the TSX require disclosure on an annual basis of the approach to corporate governance by companies listed on the TSX. This requirement resulted from the issuance in December 1994 of a report of the TSE Committee on Corporate Governance in Canada. The TSX by-laws require disclosure of each company’s system of corporate governance.

     In the following chart, the Corporation’s governance procedures are compared with the Toronto Stock Exchange guidelines for effective corporate governance.

Corporation
TSX Guidelines			Alignment	The Corporation’s Governance Practice
1.	The Board should explicitly assume responsibility for the stewardship of the corporation and specifically for:		Yes	The Board either directly or through Board committees, is responsible for supervision of management of the business and affairs of the Corporation with the objective of enhancing Shareholder value.

	(i)	adoption of a strategic planning process;	Yes	The Board approves strategic plans of the Corporation. Once a year, the Board meets exclusively to review the strategic direction of the Corporation and to confirm strategic direction. Throughout the year, directors also receive strategic updates at regular Board meetings.

INFORMATION CIRCULAR   13

Corporation
TSX Guidelines			Alignment	The Corporation’s Governance Practice
	(ii)	identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage these risks;	Yes	The Board evaluates risk associated with each business segment of the Corporation in conjunction with its strategic planning activities. In addition, the Audit Committee reviews and approves risk management initiatives such as insurance and risk identification mechanisms such as the annual financial audit and internal audit activity.

	(iii)	succession planning, including appointing, training and monitoring senior management;	Yes	The Compensation Committee reviews the Corporation’s succession planning and executive development activities in consultation with the President and Chief Executive Officer.

	(iv)	communications policy;	Yes	The Board reviews and approves all major disclosure documents including Management’s Discussion and Analysis, the Annual Information Form and the Information Circular. The Audit Committee reviews and approves all press releases relating to earnings and financial reporting.

	(v)	integrity of internal control and management of information systems.	Yes	The Audit Committee oversees the establishment of financial controls appropriate for the business of the Corporation. In addition, it meets regularly with the Corporation’s external auditors and approves the internal audit activities of the Corporation.

2.	A majority of directors should be “unrelated”.		Yes	Only the President and Chief Executive Officer is a related director. The Board recognizes the importance of the President and Chief Executive Officer’s involvement in Board discussion and decision making.

3.	The Board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.		Yes	The Board considers the status of each candidate for election as a director in the context of the definition of “unrelated director”. The Board seeks to fill vacancies, other than that created by a change of President and Chief Executive Officer, with unrelated directors as such vacancies occur.

4.	The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.		Yes	The Corporate Governance Committee of the Board is constituted entirely of unrelated directors. This committee meets prior to the approval of the annual meeting proxy circular and as otherwise required to consider nominees for appointment as directors and for assessing directors on an ongoing basis.

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Corporation
TSX Guidelines		Alignment	The Corporation’s Governance Practice
5.	The Board should implement a process to be carried out by an appropriate committee for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	Yes	The Corporate Governance Committee, on an ongoing basis, assesses the effectiveness of the Board and its committees and the contribution of the individual directors.

6.	The Board should provide an orientation and education program for new directors.	Yes	Immediately following appointment, new directors are provided with historic information and current strategic plans and issues relating to the Corporation. New directors are also briefed by the Chairman of the Corporation and by the Chairmen of the various committees of the Board.

7.	The Board should examine its size and undertake, where appropriate, undertake to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Board has carefully considered its size and has determined that its proposed size of eight directors is effective to provide breadth of business and technical experience and geographic representation for the locations the business operates in. The Board intends to increase its size to ten directors subject to a successful search for two new directors.

8.	The Board should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Board has established a compensation program for directors which appropriately addresses the risks and responsibilities of the role. The Board believes that a combination of meeting fees and equity based incentives is effective in this regard.

9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees may include one or more inside directors.	Yes	All committees of the Board are composed exclusively of unrelated directors.

10.	The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.	Yes	The Corporate Governance Committee assumes responsibility for governance matters including this disclosure.

11.	The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. The Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Board has developed position descriptions for directors and for the Chief Executive Officer. The Board, in consultation with the Compensation Committee, annually establishes objectives for the CEO.

INFORMATION CIRCULAR   15

Corporation
TSX Guidelines		Alignment	The Corporation’s Governance Practice
12.	The Board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”. Appropriate measures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board’s relationship to management to a committee of the Board.	Yes	The Chairman of the Corporation is an unrelated director and ensures that the Board discharges its duties independently of management.

The Corporate Governance Committee of the Board meets independently of management on a regular basis. The committee may address issues relating to the relationship between management and the Board within the mandate of the Board.

13.	The audit committee should be composed only of outside directors.	Yes	The Audit Committee is composed exclusively of outside directors.

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee is sufficiently detailed to provide guidance to its members as to the duties.

	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee as a committee and through its Chairman maintains direct lines of communication with the Corporation’s external auditors and periodically meets with the auditors without management present.

	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit Committee mandate includes responsibility for oversight of the internal control process and the committee routinely reviews the effectiveness of the system of internal control with management and the Corporation’s external auditors.

14.	The Board should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the Board.	Yes	Each of the Corporate Governance Committee, the Compensation Committee and the Audit Committee is authorized to engage outside counsel and/or advisors and the Corporate Governance Committee may authorize an individual director or group of directors to engage counsel or other advisors on matters relating to the Board or any committee.

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OTHER INFORMATION

Approval by Directors
     The contents and the sending of this Information Circular have been approved by the Board.

Certificate
     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

     Dated at Calgary, Alberta this 10th day of March, 2004.

Barry M. Heck President and Chief Executive Officer	G.A. (Drew) Fitch Senior Vice President and Chief Financial Officer

INFORMATION CIRCULAR   17

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number
Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

Form of Proxy – Annual and Special Meeting to be held on May 5, 2004

Notes to Proxy

1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.
Receive Documents Electronically – You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

To Vote Using the Telephone
(Within Canada and U.S.) Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
To Vote Using the Internet • Go to the following web site: www.computershare.com/ca/proxy
To Receive Documents Electronically
• You can enroll to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol at: www.computershare.com/ca/consent

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 10:00 a.m., EST, on May 3, 2004.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Common Shares of The Westaim Corporation (the “Corporation”) hereby appoint: Ian W. Delaney, or failing him Barry M. Heck, or failing him Brian D. Heck	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of The Westaim Corporation to be held at the Metro Toronto Convention Centre, South Building, Room 714, 255 Front Street West, Toronto, Ontario, on Wednesday May 5, 2004 at 10:00 a.m. EST, and at any adjournment thereof (the “Meeting”), in the same manner, to the same extent and with same powers as if the undersigned were present at the Meeting, and without limiting the general authorization given, the persons above-named are specifically directed:

1. Election of Directors The election of directors nominated by management of The Westaim Corporation in the accompanying Information Circular

FOR all nominees
WITHHOLD vote for all nominees

2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte & Touche LLP as Auditors and the authorization of the directors to fix their remuneration

3. Approval of Shareholder Rights Plan Agreement

	For	Against
Approval of a Shareholder Rights Plan Agreement dated March 10, 2004 between the Corporation and Computershare Trust Company of Canada as detailed in the accompanying Information Circular

4. Approval of Amendment to Restricted Share Unit Plan

	For	Against
Approval of Amendment to Restricted Share Unit Plan as detailed in the accompanying Information Circular

The undersigned instructs the above-named proxy holder to act on each of the matters itemized above as directed. If no direction is given, such proxy holder shall vote for the election of the nominees listed in the Information Circular as directors and for the appointment of Deloitte and Touche LLP, as auditor and the authorization of the directors to fix their remuneration. The undersigned hereby confers discretionary authority upon such proxy holder to vote, in accordance with his or her best judgement, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the Meeting and which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendment, variation or other matter.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.
 I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date – Day	Month	Year